FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

1

This Form 6-K consists of:

1.	an announcement of 2011 annual results of Huaneng Power International, Inc. (the “Registrant”);
2.	an announcement regarding proposed change of auditors of the Registrant;
3.	an announcement regarding change of company secretary and appointment of member of remuneration and appraisal committee of the Registrant; and
4.	an announcement regarding resolutions passed at the seventh meeting of the seventh session of the board of directors of the Registrant;

Each made by the Registrant on March 21, 2012.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:  March 21, 2012

3

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (Stock Code: 902)

ANNOUNCEMENT OF RESULTS FOR 2011

Power generation by domestic power plants:	313.554 billion kWh

Consolidated operating revenue:	RMB133.421 billion

Net profit attributable to equity holders of the Company:	RMB1.181 billion

Earnings per share:	RMB0.08

Proposed dividend:	RMB0.05 per ordinary share (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2011.

For the twelve months ended 31 December 2011, the Company recorded operating revenue of RMB133.421 billion, representing an increase of 27.90% compared to the same period of the previous year, and net profit attributable to equity holders of the Company of RMB1.181 billion, representing a decrease of 64.74% as compared with the same period of 2010. Earnings per share amounted to RMB0.08. The Board is satisfied with the Company’s results last year.

The Board of the Company proposed to declare a cash dividend of RMB0.05 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information.

BUSINESS REVIEW OF YEAR 2011

In 2011, the Company had attained new progress on many aspects including power generation, energy saving and environmental protection, project development and overseas operation. In respect of domestic operations, despite the unfavourable conditions from sustained increases in fuel prices and Renminbi lending rates, the management and employees of the Company seized opportunities, worked diligently to tackle the adversities, and fulfilled the duties of providing sufficient, reliable and green energy to the society. In respect of overseas operation, the operating results of Tuas Power in Singapore in 2011 improved significantly, thus making important contributions to the overall profit of the Company.

1.	Operating Results

For the twelve months ended 31 December 2011, the Company recorded operating revenue of RMB133.421 billion, representing an increase of 27.90% compared to the same period last year, realized net profit attributable to equity holders of the Company of RMB1.181 billion, representing a decrease of 64.74% as compared with the same period of last year. Earnings per share was RMB0.08.

As at the end of 2011, net assets per share of the Company amounted to RMB3.62, representing a decrease of 5.48% compared to the same period last year.

The Audit Committee of the Company convened a meeting on 19 March 2012 and reviewed the 2011 annual results of the Company.

2.	Power Generation

In 2011, the Company grasped the opportunities emerge during the peak electricity consumption period of the country, and explored the market through various channels, thus expanding our market shares. Through optimizing the examination and maintenance work of our generation units and the power generation structure, the Company has increased power generation in an efficient way. At the same time, with a number of new generating units that have commenced operation, and the completion of the acquisition of Zhanhua Co-generation and Diandong Energy, market share of the Company has been expanded. As a result, total power generated by the Company’s operating power plants in China amounted to 313.554 billion kWh, representing an increase of 22.03% compared to the same period last year. The electricity sold amounted to 295.717 billion kWh, representing an increase of 22.30% compared to the same period last year.

In 2011, the annual average utilization hours of the Company’s domestic coal-fired generating units reached 5,552 hours, representing an increase of 133 hours compared to the same period last year and 258 hours higher than the average utilization hours of the coal-fired generating units in China.

3.	Cost Control

Fuel cost is the major integral part of the operation cost of the Company. In 2011, the Company purchased a total of 145 million tons of natural coal. The Company continued to enhance the communication and coordination with major contracted suppliers, leverage on it to actively explore new sources and supply channels for coal, and has effectively secured our coal supply. In addition, by capitalizing on the internal resources within China Huaneng Group (“Huaneng Group”), the Company has increased its imports of coal, which has helped to control the coal purchasing cost effectively. The fuel cost per unit of power sold of the Company’s domestic power plants was RMB270.37 per MWh, representing an increase of 9.24% compared to last year.

4.	Energy Saving and Environmental Protection

The Company has always placed energy saving and environmental protection work as its utmost priority. In 2011, the Company led the industry in terms of technical and economic indicators and energy consumption indicator. The average equivalent availability ratio of the Company’s domestic power plants was 94.23%, and its weighted average house consumption rate was 5.03%. The Company’s average coal consumption rate for the power generated by coal-fired generating units was 296.40 grams/kWh, 1.14 grams/kWh lower than that of the same period last year. The Company’s average coal consumption rate for power sold was 312.10 grams/kWh, representing a decrease of 3.49 grams/kWh from 2010.

In 2011, the Company kept increasing its effort in implementing, managing, updating and modifying our environmental friendly equipment, all power plants of the Company have met the pollutants emission standard throughout the year.

5.	Project Development

Construction of power generating projects of the Company progressed smoothly. In 2011, the controlled generation capacity of the newly commissioned coal-fired, combined cycle, wind turbine and hydro-power generating units of the Company was 3,120 MW, 923 MW, 698.5 MW and 20 MW, respectively. The above has increased the total controlled generating capacity and equity-based generation capacity of the Company by 4,761.5 MW and 3,149.4 MW, respectively. The installed generating capacity of the Company also changed as a result of the change of installed generating capacity of some power generation companies invested by the Company and the Company’s technological improvement to existing generating units and close-down of small generating units. As of 20 March 2012, the Company’s controlled and equity-based generation capacity was 60,375 MW and 55,350 MW, respectively.

6.	Overseas Operation

In 2011, Tuas Power Ltd. (“Tuas Power”), a wholly owned company of the Company in Singapore, seized opportunities and continued to maintain stable operation of the generating units, and improved its operating results significantly. Its market share in the power generating market of Singapore for 2011 was 27.12%, representing an increase of 1.91 percentage point compared to the corresponding period last year. Singapore businesses realized a net profit attributable to the Company of RMB1.282 billion for the whole year, representing an increase of 85.45% as compared to the corresponding period last year.

In 2011, the Company further secured its market position and was widely recognized by the market. Given its outstanding performance, the Company was awarded the “Most Popular Listed Company among Investors in Hong Kong and China” of the 2011 Golden Bauhinia Awards in China securities market; the Company was again named in the “Top 500 Chinese Listed Companies” of Fortune magazine, and ranked 29th on the list. In addition, the Company ranked 57th on the “Top 100 Chinese Listed Companies” in 2010. Besides, the Company was listed on the “Platts Top 250 Global Energy Listed Companies” for three years consecutively, with an overall ranking of 127th and ranked 4th in the category of global independent power producers and energy traders.

PROSPECTS FOR 2012

General working direction for 2012 set by the Central Economic Work Conference is “to maintain steady and health growth”, it stressed that progressive fiscal policy and sound monetary policy are still needed to be implemented, the economy of the country will develop in the expected direction set by the macro-economic control measures. However, as global economic environment is still harsh yet complicated, together with the pressure of slowing down in economic growth and price inflation in China, the unstable and uncertain factors in the operation of the macro-economy still persist.

On aspect of production and operation, the increase in demand for electricity nation-wide and the commercial operation of the newly constructed generating units of the Company provide opportunities for the Company to increase the growth of power production and utilization hours. The upward adjustments to tariff by the State and the measures to restrict coal prices last year had greatly improved the Company’s operation environment and increased the profitability. However, following the adjustments to the economic structure of the State and industrial upgrading, the growth in the Company’s power production will have certain impacts as the electricity consumption growth rate in eastern China region and southern China region (in which the Company has majority of its power plants) will be lower than those in central and western regions. At the same time, in the process of electricity reform, price mechanism reform is relatively lagging behind. This will also bring an uncertainty to the Company’s operation.

On aspect of fuel procurement, the moderately easing of the coal supply nation-wide in 2012 will create a favourable condition for the Company to control fuel costs. However, affected by the increased centralization of the coal industry, domestic coal prices may still run high, thereby bringing about a new pressure on the Company’s ability to preserve a stable supply of coal and to reduce fuel costs.

On aspect of capital market, as the People’s Bank lowered its deposit-taking financial institutions’ deposit reserve rate by 0.50 percentage point in February 2012, the market liquidity will be further increased and the tension in the capital market will be eased.  The increase in market liquidity will be favourable for the Company to continue the innovative financial instruments, to fully utilize the advantages of direct financing, and to strive to control the costs of finance on basis of ensuring capital needs.  However, given the requirements for the loan-to-deposit ratio, capital adequacy ratio and the deposit reserve ratio, the prevailing general capability for credit financing by banks is limited, and the capital from the credit market is still tight.  At the same time, the relatively high lending interest rates and the adjustments to the credit structure of part of the banks will also pose new challenges to the financing work of the Company.

The main task of the Company in 2012 is to focus on enhancing economic efficiency, and through which to make our power business become stronger and perform better. The Company will remain sensitive to the changes in the power market, and strive to explore the market and capture every market opportunities. Besides, the Company will improve the power structure and optimize the timing for every project, with an aim to enhance the benefits from power generation, strive to make the annual domestic generating units utilization hours reach 5,600 hours, thus enabling the Company’s domestic power plants to achieve an annual power generation of 340 billion kWh. Another task for the Company is to impose more stringent control of fuel costs, and make endeavors to explore new coal sources and supply channels. The major direction for the Company is to maintain the position of its core business, adjust power structure, enhance efficiency and risk control, which will be achieved through strengthening capital management, enhancing financial analysis ability, and improving risk controls and cost controls.

In respect of the development for 2012 and the years after, the Company will gradually accelerate the transformation of its development mode for further developments, and further consolidate and optimize its geographical coverage. The Company will fine tune the development plan for thermal power generating, and aggressively invest in development and construction of power projects in gas, wind power, hydro power, aiming to enhance the quality and efficiency of the development.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS

(Prepared under International Financial Reporting Standards (“IFRS”))

Overview

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides stable and reliable electricity supply to customers through grid operators where the operating plants are located. The Company is committed to scientific development, increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active efforts to build a harmonious society.

Since its incorporation, the Company has continued to expand its operating scale, thus increasing its operating revenue. The Company has also been the industry leader in the level of competitiveness, effectiveness of resources utilization and environmental protection. Currently, the Company is one of the largest listed power producers in China. Its power generation operations are widely located, covering the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.

Looking back in 2011, with strong support of all shareholders and concerted efforts of the employees, as well as commitment to increasing economic benefits based on scientific and improved development, the Company has actively dealt with the changes in power, coal and capital markets, made focused efforts to generate profit, and implemented innovative initiatives to maintain leading market position. The Company’s safely production environment is generally stable and the main technical and economic indicators are maintained as a leader in the industry. The Company achieved effective market expansions and explorations while actively pursuing policy supports, realized stable fuels supply and further streamlined fuel supply structure. It has completed construction projects as scheduled and made marked progress in utilization of clean energies. In the meantime, the Company continued to diligently fulfill its social responsibilities to provide sufficient, reliable and clean electric power and achieved new progress on energy saving, project construction, generating units renovation and environmental protection.

A.	OPERATING RESULTS

	1.	2011 operating results

The Company completed acquisitions of Diandong Energy, Diandong Yuwang, Luoyuanwan Harbor, Luoyuanwan Pier, Ludao Pier, Suzihe Hydropower and Enshi Hydropower in 2011. These seven companies are consolidated into the consolidated financial statements for the year ended 31 December 2011 of the Company.

The power generated of the Company’s domestic power plants for the year ended 31 December 2011 was listed below (in billion kWh):

	Power	Power
	generation	generation
Power Plant	in 2011	in 2010	Change

Dalian	6.805	7.912	-13.99%
Fuzhou	16.905	8.802	92.06%
Nantong	9.086	8.643	5.13%
Shang’an	14.473	14.098	2.66%
Shidongkou II	7.412	6.51	13.86%
Dezhou	14.518	16.143	-10.07%
Shidongkou I	7.681	7.566	1.52%
Shantou Coal-fired	7.085	7.036	0.70%
Dandong	3.204	3.864	-17.08%
Nanjing	3.981	3.759	5.91%
Jining	4.852	5.271	-7.95%
Changxing1	–	1.077	–
Weihai	11.128	4.212	164.20%
Taicang	11.373	11.624	-2.16%
Huaiyin	7.37	8.048	-8.42%
Yuhuan	26.768	23.44	14.20%
Xindian	3.313	3.657	-9.41%
Yushe	4.18	4.889	-14.50%
Qinbei	15.146	13.961	8.49%

	Power	Power
	generation	generation
Power Plant	in 2011	in 2010	Change

Luohuang	15.56	12.535	24.13%
Shanghai CCGT	1.266	1.65	-23.27%
Yueyang	10.679	5.786	84.57%
Yingkou	8.678	9.85	-11.90%
Jinggangshan	9.485	8.252	14.94%
Pingliang	12.214	8.945	36.55%
Jinling CCGT	3.74	2.434	53.66%
Haimen	15.213	12.012	26.65%
Rizhao Phase II	8.173	8.152	0.26%
Yingkou Co-generation	3.137	3.669	-14.50%
Beijing Co-generation	4.891	4.704	3.89%
Yangliuqing Co-generation	6.956	6.439	8.03%
Qidong Wind Power	0.286	0.214	33.64%
Shidongkou Generation	6.862	5.002	37.19%
Jinling Coal-fired	11.884	6.458	137.68%
Huade Wind Power	0.136	0.13	4.62%
Zhanhua Co-generation2	1.587	0.206	670.39%
Diandong Energy3	11.648	10.962	6.26%
Diandong Yuwang3	5.813	6.185	-6.02%
Wafangdian Wind Power	0.066	–	–
Enshi Hydropower4	0.0001	–	–

Total	313.554	256.95	22.03%

1.	Changxing Plant in Zhejiang Province has been closed.

2.	Zhanhua Co-generation has been included in consolidation scope of the Company since December 2010. Its power generation in 2010 listed above represented its power generation in December 2010.

3.	The power generation of Diandong Energy and Diandong Yuwang for 2010 are for reference only and not accounted in the total power generation of the Company for 2010.

4.	Enshi Hydropower in Hubei Province has been included in consolidation scope of the Company since 30 December 2011.

In 2011, the power generated by Singapore operations accounted for 27.12% of the total power generated in Singapore, increased by 1.91 percentage points from 2010.

In respect of the tariff, the average tariff of domestic power plants for the year ended 31 December 2011 was RMB430.10 per MWh, an increase of RMB8.44 per MWh from the year ended 31 December 2010.

In respect of fuel supply and cost controls, the increase of fuel price and power generation contributed to an increased fuel cost of the Company. Compared to last year, the unit fuel cost of power sold of the Company’s domestic power plants increased by 9.24% to RMB270.37 per MWh.

Combining the forgoing factors, the operating revenue of the Company and its subsidiaries for the year ended 31 December 2011 increased by 27.90% from last year. The Company and its subsidiaries recorded a net profit attributable to equity holders of the Company of RMB1.181 billion, decreased by 64.74% compared to the net profit attributable to equity holders of the Company of RMB3.348 billion for the year ended 31 December 2010.

For the year ended 31 December 2011, the profit attributable to equity holders of the Company from domestic operations was RMB-0.101 billion, decreased by RMB2.758 billion compared to last year. The decrease was primarily due to the increase in fuel price in China and the increase of RMB borrowing interest rates. The increase of fuel price was mainly because of the increase of coal demand in the market and the increase of coal price. The increase of RMB borrowing interest rates was resultant from consecutive raise of benchmark lending interest rates by the People’s Bank of China (PBOC) during 2010 and 2011.

For the year ended 31 December 2011, the profit attributable to equity holders of the Company from Singapore operations was RMB1.282 billion, increased by 85.45% compared to last year. This is mainly because the constrained supply of natural gas in Singapore contributed to higher demand for electricity and therefore temporary higher electricity price, result in higher profit derived compare to last year.

2.	Comparative Analysis of Operating Results

	2.1	Operating revenue and tax and levies on operation

Operating revenue mainly consists of revenue from power sold. For the year ended 31 December 2011, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB133.421 billion, representing a 27.90% increase from RMB104.318 billion for the year ended 31 December 2010. The increase in operating revenue of domestic operations was primarily attributable to increased power generation and expanded operations. The operation of new generating units contributed RMB14.598 billion to the increase. The operating revenue of the Singapore operations increased by RMB6.195 billion for the year ended 31 December 2011 from last year. This is mainly because the constrained supply of natural gas in Singapore contributed to higher demand for electricity and therefore temporary higher electricity price.

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Power Plant	2011	2010	Change

Dalian	382.84	375.44	1.97%
Fuzhou	425.38	413.22	2.94%
Nantong	425.97	409.06	4.14%
Shang’an	408.20	378.59	7.82%
Shantou Coal-fired	522.91	521.34	0.30%
Dandong	383.08	376.61	1.72%
Shidongkou II	422.25	416.36	1.41%

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Power Plant	2011	2010	Change

Nanjing	442.54	414.19	6.84%
Dezhou	443.20	417.68	6.11%
Weihai	435.52	456.31	-4.56%
Jining	422.91	401.53	5.32%
Shidongkou I	441.11	435.52	1.28%
Taicang I	424.09	415.37	2.10%
Changxing	N/A	519.39	N/A
Huaiyin II	438.72	443.17	-1.01%
Yushe	362.65	334.11	8.54%
Yingkou	394.82	387.78	1.82%
Jinggangshan	447.05	413.30	8.17%
Luohuang	410.86	382.70	7.36%
Yueyang	465.74	435.71	6.89%
Qinbei	412.75	379.68	8.71%
Pingliang	306.36	275.91	11.04%
Yuhuan	462.49	459.86	0.57%
Taicang II	429.44	414.13	3.70%
Xindian II	426.77	405.67	5.20%
Haimen	498.77	496.33	0.49%
Rizhao Phase II	420.06	397.60	5.65%
Yingkou Co-generation	391.92	386.29	1.46%
Beijing Co-generation	481.35	474.21	1.50%
Yangliuqing Co-generation	414.23	407.08	1.76%
Shidongkou Generation	457.20	445.70	2.58%
Zhanhua Co-generation	419.76	397.40	5.63%
Diandong Energy	345.43	N/A	N/A
Diandong Yuwang	345.31	N/A	N/A
Shanghai CCGT	665.00	662.00	0.45%
Nanjing Jinling Power	459.37	453.38	1.32%
Tuas Power	1,146.88	927.89	23.60%
Qidong Wind Power	519.08	487.70	6.43%
Huade Wind Power	528.45	510.00	3.62%
Wafangdian Wind Power	610.00	N/A	N/A
Enshi Hydropower	437.03	N/A	N/A

Tax and levies on operations mainly consist of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. These surcharges also applied to direct foreign investment entities that have been approved by the government since December 2010, certain power plants of the Company are subject to these taxes since then. For the year ended 31 December 2011, the taxes and levies on operations amounted to RMB484 million.

2.2	Operating expenses

For the year ended 31 December 2011, the total operating expenses of the Company and its subsidiaries was RMB124.189 billion, representing a 29.98% increase from RMB95.541 billion for the year ended 31 December 2010. The increase of operating expenses of domestic operations was primarily attributable to the increase in fuel prices, expanded operations and the increase of power generation. The operation of new generating units contributed RMB13.986 billion to the increase in operating expenses.

The operating expenses of the Singapore operations increased by RMB5.433 billion. This is mainly because of the rise of the purchase price for natural gas and oil in Singapore due to global oil price increase, increase of fuel costs caused by the increase of power generation, and increase of power purchase costs as a result of the increase of retail electricity sold.

	2.2.1	Fuel costs

Fuel costs represent the majority of the operating expense for the Company and its subsidiaries. For the year ended 31 December 2011, fuel costs of the Company and its subsidiaries increased by 33.37% to RMB90.546 billion from RMB67.892 billion for the year ended 31 December 2010. The increase of fuel costs of domestic power plants was primarily attributable to the increase of fuel price and the increase of power generation. The operation of new generating units accounted for RMB11.179 billion of the increase in fuel costs.

For the year ended 31 December 2011, the average price (excluding tax) of natural fuel coal was RMB548.72 per ton, representing a 6.09% increase from RMB517.20 per ton for the year ended 31 December 2010. Due to the increase in coal price, the fuel cost per unit of power sold by the Company’s domestic power plant increased by 9.24% to RMB270.37 per MWh.

Fuel costs of Singapore operations increased by RMB2.186 billion for the year ended 31 December 2011 from last year, which is mainly attributable to the rise of the purchase price for natural gas and oil in Singapore due to global oil price increase, as well as the increase of power generation.

2.2.2	Maintenance

For the year ended 31 December 2011, the maintenance expenses of the Company and its subsidiaries amounted to RMB2.529 billion, representing a 9.85% increase from RMB2.302 billion for the year ended 31 December 2010. The operation of new generating units accounted for RMB234 million of the increase. The maintenance expenses of the Singapore operations increased by RMB40 million.

2.2.3	Depreciation

For the year ended 31 December 2011, depreciation expenses of the Company and its subsidiaries increased by 13.59% to RMB11.867 billion from RMB10.447 billion for the year ended 31 December 2010. The increase was primarily attributable to the Company’s expansion.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs, etc. For the year ended 31 December 2011, the labor costs of the Company and its subsidiaries amounted to RMB4.622 billion, representing a 13.63% increase from RMB4.067 billion for the year ended 31 December 2010. This is mainly attributable to expanded operations and operation of new generation units of the Company. The operation of new generating units contributed RMB296 million of the increase. The labor costs of Singapore operations increased by RMB39 million.

	2.2.5	Other operating expenses (including purchase of electricity and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, and Tuas Power’s purchase of electricity, etc. For the year ended 31 December 2011, other operating expenses (including purchase of electricity) of the Company and its subsidiaries was RMB14.626 billion, representing a 35.00% increase from RMB10.833 billion for the year ended 31 December 2010. The operation of new generating units contributed RMB588 million to the increase of other operating expenses.

Other operating expenses of the Singapore operations increased by RMB3.124 billion, in which purchase of electricity increased by RMB3.056 billion, which was mainly caused by the increase of power purchase quantity and unit price.

2.3	Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

	2.3.1	Interest expenses

For the year ended 31 December 2011, the interest expenses of the Company and its subsidiaries were RMB7.736 billion, representing a 46.45% increase from RMB5.283 billion for the year ended 31 December 2010. The increase of interest expenses of domestic operations was primarily attributable to the increase of RMB borrowing interest rates, expensing instead of capitalizing interest upon commercial operation of new generating units, and expanded operations of the Company. The operation of new generation units accounted for RMB1.390 billion of the increase. The interest expenses of the Singapore operations increased by RMB54 million.

	2.3.2	Net exchange differences and bank charges

For the year ended 31 December 2011, the exchange gains less bank charges of the Company and its subsidiaries amounted to RMB76 million, decreased by RMB12 million compared to RMB88 million for the year ended 31 December 2010. For the year ended 31 December 2011, the exchange gain of the Company and its subsidiaries was RMB147 million, representing an increase of RMB13 million from RMB134 million for the year ended 31 December 2010. Net exchange differences and bank charges of the Singapore operations increased by RMB23 million.

2.4	Share of profit of associates/jointly controlled entities

For the year ended 31 December 2011, the share of profit of associates/jointly controlled entities was RMB704 million, a RMB135 million increase from RMB569 million for the year ended 31 December 2010. The increase was primarily due to the overall increase of the profit of associates and jointly controlled entities for the year ended 31 December 2011, which includes profit of RMB76 million from investment in Time Shipping.

2.5	Income tax expenses

For the year ended 31 December 2011, the Company and its subsidiaries recorded an income tax expense of RMB869 million, representing an increase by 3.12% from RMB843 million for the year ended 31 December 2010. The income tax expense of domestic operations decreased by RMB109 million which was primarily due to the decrease of profit before income tax expense. The income tax expense of the Singapore operations increased by RMB136 million which was mainly attributable to the increase of profit before income tax expense.

2.6	Net profit, profit attributable to the equity holders of the Company and non-controlling interests

For the year ended 31 December 2011, the Company and its subsidiaries achieved a net profit of RMB1.181 billion, representing a decrease of RMB2.140 billion from RMB3.321 billion for the year ended 31 December 2010. For the year ended 31 December 2011, the profit attributable to equity holders of the Company was RMB1.181 billion, representing a decrease of RMB2.167 billion from RMB3.348 billion for the year ended 31 December 2010. The profit attributable to equity holders of the Company from domestic operations decreased by RMB2.758 billion mainly because of increase of fuel price and increase of RMB borrowing interest rate. The profit attributable to equity holders of the Company from the Singapore operations increased by RMB591 million to RMB1.282 billion. This is mainly because the constrained supply of natural gas in Singapore contributed to higher demand for electricity and therefore temporary higher electricity price, result in higher profit compare to last year. The profit attributable to non-controlling interest of the Company was RMB1 million for the year ended 31 December 2011 compared to loss of RMB27 million for the year ended 31 December 2010. This is mainly attributable to the fact that the companies in which the Company has low shareholding have performed better than those in which the Company has high shareholding.

2.7	Comparison of financial positions

The assets and liabilities of the Company and its subsidiaries experienced significant change compared to that at beginning of the year, due to acquisition of power plants and continued investment in construction projects.

	2.7.1	Comparison of asset items

As at 31 December 2011, total assets of the Company and its subsidiaries were RMB257.416 billion, representing a 12.93% increase from RMB227.938 billion as at 31 December 2010. Non-current assets increased by 12.53% to RMB220.999 billion, primarily due to investment in construction projects and acquisitions. Current assets increased by 15.40% to RMB36.417 billion, primarily due to the increase of accounts receivable and inventories.

As at 31 December 2011, total assets of the Singapore operations were RMB30.794 billion. Non-current assets increased by 6.61% to RMB24.257 billion, primarily attributable to investment in construction projects. Current assets increased by 24.63% to RMB6.537 billion, mainly because of increase in cash and cash equivalents, as a result of increase of profit.

2.7.2	Comparison of liability items

As at 31 December 2011, total liabilities of the Company and its subsidiaries were RMB197.858 billion, representing a 19.54% increase from RMB165.513 billion as at 31 December 2010, primarily attributable to the increased borrowings for construction projects. Non-current liabilities of the Company and its subsidiaries mainly consist of bank loans and bonds. The increase of current liabilities was largely attributable to the increase of short-term bonds.

As at 31 December 2011, interest-bearing debts of the Company and its subsidiaries totalled RMB167.077 billion. The interest-bearing debts consist of long-term loans (including those maturing within 1 year), long-term bonds (including those maturing within 1 year), short-term borrowings, and short-term bonds. The interest-bearing debts denominated in foreign currencies were RMB5.608 billion.

As at 31 December 2011, total liabilities of the Singapore operations were RMB19.213 billion. Non-current liabilities were RMB16.162 billion decreased by RMB863 million from that as at the beginning of this year, which is mainly due to repayment of long-term borrowings. Current liabilities were RMB3.051 billion, increased by RMB1.406 billion from that as at the beginning of this year, which is principally because of increase in accounts payable.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, the equity of the Company and its subsidiaries decreased at the end of the year compared to the beginning of the year, resulting from the post-tax impact of decreased fair value of available for sale investments held by the Company amounting to RMB234 million, the decrease of RMB409 million resulting from the post-tax impact of cash flow hedge of the domestic and Singapore operations, and the decrease of RMB664 million in currency translation differences as well as the increase of RMB38 million in non-controlling interests.

2.7.4	Major financial position ratios

	2011	2010

Current ratio	0.38	0.38
Quick ratio	0.30	0.32
Ratio of liability and shareholders’ equity	3.89	3.08
Multiples of interest earned	1.14	1.55

Formula of the financial ratios:

balance of current assets as at the year end
Current ratio =
balance of current liabilities as at the year end

(balance of current assets as at the year end
Quick ratio =		– net inventories as at the year end)

balance of current liabilities as at the year end

Ratio of liabilities and		balance of liabilities as at the year end
=
shareholders’ equity		balance of shareholders’ equity (excluding non-controlling interests) as at year end

Multiples of		(profit before income tax expense + interest expense)
=
interest earned		interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low level for the years ended 31 December 2011 and 2010, and decreased slightly at year end of 2011 from year end of 2010. The increase in the ratio of liabilities and shareholders’ equity at the year end of 2011 from the year end of 2010 was primarily due to the increase of borrowings for construction projects. The multiples of interest earned decreased, primarily attributable to the decrease of net profit for the year ended 31 December 2011.

B.	LIQUIDITY AND CASH RESOURCES

	1.	Liquidity

	For the year ended 31 December
	2011	2010	Change
	RMB billion	RMB billion	%

Net cash provided by operating activities	20.949	18.067	15.90
Net cash used in investing activities	-21.665	-26.981	-19.70
Net cash provided by financing activities	0.070	13.063	-99.46
Currency exchange (loss)/gain	-0.227	0.050	-554.00
Net (decrease)/increase in cash and cash equivalents	-0.873	4.199	-120.79
Cash and cash equivalents as at the beginning of the year	9.426	5.227	80.33
Cash and cash equivalents as at the end of the year	8.553	9.426	-9.26

For the year ended 31 December 2011, net cash provided by operating activities of the Company was RMB20.949 billion, of which RMB2.405 billion was from the operating activities in Singapore. The decrease in cash used in investing activities was mainly attributed to the decrease of expenditure on construction projects and acquisitions. The decrease in cash provided by financing activities was mainly attributable to issuance of shares last year and repayment of a number of borrowings matured during 2011. The Company expects to continue its focus on construction projects with large investment amount in 2012.

As at 31 December 2011, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar and Japanese Yen were RMB4.973 billion, RMB2.936 billion, RMB0.644 billion, RMB0.2 million respectively.

As at 31 December 2011, net current liabilities of the Company and its subsidiaries were approximately RMB60.180 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

2.	Capital expenditure and cash resources

	2.1	Capital expenditures on acquisitions

On 31 December 2009, the Company entered into an Equity Interest Transfer Contract with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”), in accordance with which the Company agreed to acquire 100% equity interest in the registered capital of Diandong Energy, 100% equity interest in the registered capital of Diandong Yuwang, 100% equity interest in the registered capital of Zhanhua Co-generation, 100% equity interest in the registered capital of Jinlin Biological Power Generation, 60.25% equity interest in the registered capital of Luoyuanwan Harbour, 58.3% equity interest in the registered capital of Luoyuanwan Pier, 73.46% equity interest in the registered capital of Ludao Pier, 100% equity interest in the registered capital of Luneng Jiaonan Port, 53% equity interest in the registered capital of Luneng Sea Transportation, and development rights with respect to the preliminary stage projects (including Rizhao Lanshan 4×660 MW coal-fired project and Luoyuanwan 2×660 MW coal-fired project), all of which are owned by Shandong Power, and 39.75% equity interest in the registered capital of Luoyuanwan Harbour owned by Luneng Development. The aggregate consideration for the above mentioned purchase of equity interests is RMB8.625 billion. As at 31 December 2011, the Company has paid the consideration in full.

Following completion of acquisitions of Zhanhua Co-generation, Luneng Jiaonan Port, Luneng Sea Transportation and Jilin Biological Power Generation at the end of 2010, the Company completed acquisitios of the other five entities during the first half of 2011.

On 30 September 2011, the Company entered into an agreement regarding transfer of equity interests of Enshi Maweigou Hydropower Development Co., Ltd. (“Enshi Hydropower”), according to which the Company acquired 100% of the equity interests in Enshi Hydropower with consideration of RMB227 million. Enshi Hydropower has been consolidated into the consolidated financial statements of the Company for the year ended 31 December 2011.

2.2	Capital expenditure on construction and renovation projects

The capital expenditures for the year ended 31 December 2011 were RMB16.789 billion, mainly for construction and renovation projects, including RMB1.109 billion for Haimen power project, RMB0.276 billion for Jinggangshan expansion project, RMB0.220 billion for Weihai expansion project, RMB1.101 billion for Qinbei expansion project, RMB0.490 billion for Yueyang expansion project, RMB0.354 billion for Pingliang expansion project, RMB0.330 billion for Jinling Coal-fired project, RMB0.604 billion for Shidongkou Generation project, RMB1.195 billion for Beijing Co-generation expansion project, RMB0.247 billion for Qidong Wind Power project, RMB0.300 billion for Xiangqi Hydropower, RMB1.662 billion for Zuoquan Power project, RMB0.774 billion for Jiuquan Wind Power project, RMB0.503 billion for Diandong Energy project, RMB0.320 billion for Diandong Yuwang Project, and RMB0.217 billion for Qingdao Harbor project. The expenditures on construction projects in Singapore were RMB2.683 billion. The expenditures on other construction projects and renovation were RMB1.516 billion and RMB2.888 billion, respectively.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, and debt financing.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities, and debt financing.

The cash requirements, usage plans and cash resources of the Company for next two years are as following:

	(unit: RMB billion)

	Capital expenditure arrangement		Contractual arrangement		Financing methods	Cash resources arrangements	Financing costs and note on use
	2012	2013	2012	2013

Thermal power projects	12.614	9.715	12,614	9.715	Debts financing	Internal cash resources & bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

Hydropower projects	0.649	–	0.649	–	Debts financing	Internal cash resources & bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

Wind power projects	1.899	2.87	1.899	2.87	Debts financing	Internal cash resources & bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

	Capital expenditure arrangement		Contractual arrangement		Financing methods	Cash resources arrangements	Financing costs and note on use
	2012	2013	2012	2013

Port projects	1.387	0.45	1.387	0.45	Debts financing	Internal cash resources & bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

Coal mining projects	0.779	1.00	0.779	1.00	Debts financing	Internal cash resources & bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

Technical renovation projects	3.475	4.5	3.,475	4.5	Debts financing	Internal cash resources & bank loans, etc	Within the floating range of benchmark lending interest rates of PBOC

2.3	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition primarily from internal capital, cash flow from operating activities and debt financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As at 31 December 2011, the Company and its subsidiaries had an undrawn banking facilities over RMB90 billion, granted by Bank of China, Construction Bank of China and China Development Bank.

The Company has completed the issuance of short-term bonds in two installments on 13 January 2011 and 19 September 2011, each at principal amount of RMB5 billion and nominal annual interest rate of 3.95% and 6.04%, respectively. Both of the bonds were denominated in RMB, issued at par value, and would mature in 365 days and 366 days, respectively.

As at 31 December 2011, short-term loans of the Company and its subsidiaries totalled RMB43.979 billion (2010: RMB44.047 billion). Loans from banks were charged at interest rates ranging from 4.00% to 8.52% per annum (2010: 1.80% to 5.31%). Short-term bonds of the Company and its subsidiaries totalled RMB10.262 billion (2010: RMB5.070 billion).

As at 31 December 2011, long-term loans of the Company and its subsidiaries totalled approximately RMB93.985 billion (2010: approximately RMB78.967 billion), consisting of loans denominated in RMB of approximately RMB73.734 billion (2010: approximately RMB56.187 billion), in US dollars of approximately US$0.779 billion (2010: approximately US$0.943 billion), and in Euro of approximately Euro 86 million (2010: approximately Euro 95 million). Included in the above U.S. dollar denominated borrowings were approximately US$743 million (2010: US$812 million) floating-rate borrowings. Singapore dollar denominated borrowings were all floating-rate borrowings. For the year ended 31 December 2011, long-term bank borrowings of the Company and its subsidiaries bore interest rates from 0.51% to 8.65% (2010: 0.51% to 6.97%) per annum.

As at 31 December 2011, the borrowings for the Singapore operations were all long-term loans approximately in aggregate of RMB14.647 billion (2010: approximately RMB 15.687 billion), including borrowings denominated in Singapore dollar in the amount of S$3.008 billion (2010: approximately S$3.064 billion) with interest rates from 1.94% to 4.25% per annum (2010: 2.15% to 4.25%), and borrowings denominated in U.S. dollar in the amount of US$1 million (2010: Nil) with interest rate of 2.74% per annum (2010: Nil).

The Company has completed the issuance of unsecured long-term debenture on 7 November 2011, at principal amount of RMB5 billion and an annual interest rate of 5.74%. The debenture was denominated in RMB, issued at par value, and would mature in five years.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.4	Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders’ meeting), the Company expects to pay a cash dividend of approximately RMB703 million relating to the year 2011.

2.5	Maturity profile of loans

	(RMB billions)

Maturity Profile	2012	2013	2014	2015	2016

Principal proposed to be repaid	69.4	10.7	21.2	4.4	10.4
Interest proposed to be repaid	7.1	4.8	4.0	3.2	2.8

Total	76.5	15.5	25.2	7.6	13.2

Note:	(1)	This table is prepared according to the amounts in the contracts which have been entered into;

	(2)	The amount of the principal to be repaid in 2012 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

C.	TREND INFORMATION

According to the National Power Industry Statistics Express for 2011 issued by China Electricity Council, as at 31 December 2011, nationwide installed capacity reached 1.056 billion KW, representing an increase of 9.2% over 2010; total power consumption throughout China reached 4.69 trillion KWh, representing an increase of 11.7% from last year. In the first half and summer peak period of 2011, power shortage occurred in Zhejiang, Jiangsu, Fujian, Hubei, Henan, Chongqing, Gansu and Guangdong, and power shortage nationwide amounted up to 30 million KW. In 2011, the Company experienced smooth development of power generation construction projects and increased its operating controlled and equity-based generation capacity by 4,761.5MW and 3,149.4MW, respectively, from newly installed generation facilities, including 3,120MW from coal-fired power generation units, 923MW from gas-fired power generation units, 698.5MW from wind power generation units, and 20MW from hydropower generation units. Given the change of generation capacities of some affiliates of the Company and the change of generation capacity from technical renovation of existing generation units and closure of small generation units by the Company, the Company has had controlled generation capacity of 60,375MW and equity-based generation capacity of 55,350MW as at 20 March 2012. The Company is now one of China’s largest listed power producers with power plants located in 19 provinces, municipalities and autonomous regions. The Company also has a wholly-owned operating power plant in Singapore.

	1)	Development trend in power generation market

China is expected to maintain steady economic growth in 2012 to meet the 7.5% GDP growth target set down at the central economic work conference and the government work report, which suggests slightly decreased growth of the economy and power consumption. According to the forecast of China Electricity Council, China’s power consumption is expected to increase by 8.8% to more than 5,000 billion KWH in 2012, with higher consumption during the second half of 2012. In respect of power supply, the newly installed generation capacity is expected to reach 85 million KW, including 20 million KW from hydropower and 50 million KW from coal-fired power. Total power generation capacity will be 1.14 billion KW by the end of 2012, with 4,750 hours of power equipment utilization and 5,300-5,400 hours of coal-fired generation equipment utilization throughout the year.

According to information available, China may experience shortage of water supply before the flooding season, and regionally and periodically deficient coal supply in 2012. It is therefore estimated that regional, periodical and seasonal shortage of power supply will occur during 2012, with shortage might be as much as 30 million KW.

After the rise of power tariff in 2011, all power producers have commonly realized to increase power generation as an effective measure to promote profitability, which surely will contribute to more intensified competition in the power market.

2)	Trend of fuel supply

In 2011, China produced raw coal of 3.52 billion tons, representing an increase of 8.7% over 2010. According to the forecast of China Electricity Council, coal demand is expected to have an average annual growth rate of 5.2% during the 12th “Five-Year” period. In 2012, the demand and supply of coal will be generally balanced and stable, providing no driving force for price increase. In the coastal regions of eastern China, good transportation conditions ensure readily sufficient coal supply from domestic and overseas suppliers, which could lead to slight decrease of coal price. In central China, limited railway transportation capacity complicated the difficulty of coal supply and resulted in higher coal price. In western China where coal mines are mainly located, the merger of small-scale coal mines and concentration of coal resources might lead to increase of the historically low price of coal.

3)	Trend of capital market

In 2012, the People’s Bank of China (PBOC) will continually implement steady monetary policies and make predicative fine-tuning to monetary policies from time to time. In respect of the credit market, liquidity is still tight with higher financing costs. In respect of monetary policies, the PBOC recently lowered RMB deposit reserve requirement ratio by 0.5 percentage point. This fine-tuning to monetary policies is helpful to ease liquidity and maintain consistent growth of economy. The consumer price index (CPI) in China is expected to follow a downward trend since 2012, which decrease together with reverse of negative interest rate situation will provide more flexibility for the PBOC in executing monetary policies.

D.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group Co., Ltd. at the consideration of RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a newly established company Shenzhen Energy Management Corporation, the Company held 25% equity interest in both of these companies. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allot shares with its capital surplus in 2011. As at 31 December 2011, the Company held 240 million shares of Shenzhen Energy. These investments brought a profit of RMB323 million for the Company for the year ended 31 December 2011 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as at 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB299 million for the year ended 31 December 2011 under IFRS. This investment is expected to provide steady returns to the Company.

E.	EMPLOYEE BENEFITS

As at 31 December 2011, the Company and its subsidiaries had 35,903 domestic and overseas employees in total. The Company and its subsidiaries provided employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management skills, technical skills and marketing skills. These programs enhanced both the knowledge and operational skills of the employees.

F.	GUARANTEES AND PLEDGES ON LOANS AND RESTRICTED ASSETS

As at 31 December 2011, the Company provided guarantee for Tuas Power’s long-term bank borrowings of approximately RMB14.610 billion.

As at 31 December 2011, a short-term loan of RMB 500 million is guaranteed by a subsidiary of the Company.

As at 31 December 2011, the details of secured loans of the Company and its subsidiaries are as follows:

1.
The Company pledged certain accounts receivable for certain short-term loans borrowed in 2011. As at 31 December 2011, the balance of the secured loans was RMB2.490 billion, and the pledged account receivables were amounted to approximately RMB2.771 billion.

	2.	As at 31 December 2011, secured short-term loans of RMB60 million represented the discounted notes receivable with recourse.

	3.	As at 31 December 2011, a loan of RMB28 million of a subsidiary of the Company pledged against the shares of a listed company held by a former shareholder of the subsidiary.

4.
As at 31 December 2011, long-term loans of a subsidiary of the Company of RMB235 million were secured by property, plant and equipment with net book value amounting to RMB332 million and tariff collection right of the subsidiary. These loans are also guaranteed by former shareholders of the subsidiary.

	5.	As at 31 December 2011, a long-term loan of RMB78 million was secured by territorial waters use right with net book value of RMB86.37 million.

	6.	As at 31 December 2011, a long-term loan of RMB169 million secured by certain property, plant and equipment of the Company and its subsidiary.

	7.	As at 31 December 2011, a long-term loan of RMB13.094 billion was secured by electricity tariff collection right.

	8.	As at 31 December 2011, a long-term loan of a subsidiary of the Company of RMB 4.70 million was secured by current and future assets of the subsidiary.

	9.	As at 31 December 2011, other long-term loans amounted to RMB 800 million were secured by right of income derived from certain generation units of the Company.

	10.	As at 31 December 2011, notes receivable of the Company and its subsidiaries of approximately RMB15 million was secured to a bank as collateral against notes payable of RMB11 million.

As at 31 December 2011, restricted bank deposit amounted to RMB117 million.

G.	CONTINGENT LIABILITY

As at 31 December 2011, Luoyuanwan Harbour, a subsidiary of the Company was involved in a pending lawsuit. Luoyuanwan Harbour entered into an assets transfer agreement with a consideration of RMB 96 million in prior year, pursuant to which Luoyuanwan Harbour has paid RMB 76.20 million. Due to disputes on the fulfilment of the agreement by the counterparty, the remaining consideration was not paid by 31 December 2011. The counterparty filed a lawsuit in October 2011 claiming the default by Luoyuanwan Harbour and a compensation approximated to RMB 37.33 million. Luoyuanwan Harbour filed a counterclaim in December 2011 claiming a compensation of RMB 57.82 million for the default of counterparty, which was accepted by the court. There had been no further progress on this pending lawsuit as at the date of these financial statements being approved for publication. As at 31 December 2011, the remaining consideration of RMB19.80 million was accrued according to the original contract, the Company considered no additional liability be required as at 31 December 2011. Meanwhile, the compensation claimed on the counterparty was not recognized in these financial statements as there is no final decision made by the court.

H.	ACCOUNTING STANDARDS WITH SIGNIFICANT IMPACT ON THE FINANCIAL STATEMENTS OF THE COMPANY

For the significant changes in accounting standards for the year ended 31 December 2011, see Note 2 to the Financial Information extracted from Financial Statements prepared in accordance with IFRS.

I.	IMPAIRMENT SENSITIVITY ANALYSIS

	1.	Goodwill impairment

Separately recognized goodwill is tested for impairment by the Company and its subsidiaries at the end of each year. In 2011, based on the impairment tests,

except for the goodwill arising from acquisition of Zhanhua Co-generation, no goodwill was impaired. Due to the continuous lower profitability of Zhanhua Co-ganeration, full impairment of related goodwill was provided based on the result of impairment test.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2011, if tariff had decreased by 1% or 5% from estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB 550 million and RMB 1,452 million, respectively. If fuel price had increased by 1% or 5% from the estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB406 million and RMB1,452 million, respectively.

	2.	Property, plant and equipment impairment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. As at 31 December 2011, if tariff had decreased by 1% or 5% from estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB 355 million and RMB 5,994 million, respectively. If fuel price had increased by 1% or 5% from the estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB 139 million and RMB 3,145 million, respectively.

J.	POTENTIAL RISKS

	1)	Risks relating to power market

Growth of economy and power demand in China began to slow down from the second half of 2011. Demand for electricity remained soft earlier this year as economic growth is expected to contract. Based on the 7.5% GDP growth target in 2012, China Electricity Council forecasts that power consumption nationwide will grow at by 8.8% in 2012, representing a decrease of two percentage points from 2011. The Company has conducted desulphurization renovation for a large number of generating units according to national energy saving and emission reduction policies, while the policy regarding tariff for electricity generated by generating units installed with desulphurization facilities has yet to be formally promulgated nationwide. If the tariff for electricity generated by generating units installed with desulphurization facilities fails to be effective as scheduled, it may cause risk to the operations of the Company.

The Company will further its efforts to control and alert market risks, place more emphasis on research-based decision-making efforts regarding the conditions and policies of power market, take initiatives to develop market, design flexible marketing strategies to respond effectively to market demand, implement the standards and policies issued by the government to regulate domestic power market, and leverage on its strengths on energy saving and environment protection to increase equipment utilization rate and mitigate operational risks.

2)	Risks relating to coal supply market

The shortage of coal supply appears to easing with the issue of an announcement (No. 30 in 2011) in November 2011 by National Development and Reform Commission to stabilize coal price along with full utilization of coal production capacities in coal producing provinces. However, uncertainties and risks can be identified from market performance during the first months of 2012, including: (1) key contract price of coal increased by 5%; (2) coal market is further controlled by coal producers after consolidation and combination of coal production capacities; and (3) the power plants of the Company located in central China and Yunnan may experience coal supply shortage because of railway transportation capacity bottleneck and the policies of certain coal producing provinces to restrict outbound coal delivery. The Company will strive to ensure stable coal supplies from major sources, increase imports of coal from overseas markets, make efficient use of economic coal, and make efforts to secure coal supply from group members. The Company will also leverage its strengths on centralized fuels procurement to make effective allocation of coal supplies and prompt adjustment of pricing strategies, and strive to control fuels costs by thorough and improved fuel management.

3)	Risks relating to environment protection requirements

The PRC government imposed higher standards on the emission of air pollutant by coal-fired power generators. In accordance with the newly promulgated emission standards, during the 12th Five Year, the Company will increase its investment in desulphurization, install denitrification facilities on all coal-fired generating units, and reconstruct smoke and gas anti-dust devices, in order to meet the new emission standards requirement. The new emission standards make it more difficult for the Company to control its capital expenditure and decrease its production costs. To strictly comply with the government’s policies and regulations on energy saving and environment protection, the Company will apply advanced technologies and enhanced management standards; develop advanced, highly capable and effective coal-fired generating units; improve renovation on existing generating units; and phase out outdated capabilities; so as to effectively enhance the efficiency in energy saving and environment protection and realize the clean development target.

4)	Risks relating to capital market

Liquidity remains tight with higher borrowing costs in the capital market today. The interest bearing debts of the Company are mostly denominated in RMB, and the change in RMB interest rates will have direct effect on the Company’s borrowing costs. The Company will make appropriate funding arrangement in line with market conditions, explore new funding opportunities, and make efforts to control financing while satisfying funding needs. The debts denominated in currencies other than RMB were less than 15% of the total interest bearing debts of the Company, most of which are charged with floating interest rates. The Company has provided interest rate hedging for nearly half of the floating-interest-rate debts and fluctuation of interest rates for the foreign loans will not have material adverse impact on the Company.

The Company has outstanding debts denominated in U.S. dollar and Euro, which are exposed to exchange gain or loss arising from exchange rate fluctuation. The debts denominated in foreign currencies accounted for less than 5% of the total interest bearing debts of the Company, most of which are denominated in U.S. dollar. Considering the slow but steady appreciation of RMB against U.S. dollar, the Company expects not to have material adverse impact from exchange rate fluctuation in foreseeable future.

SHARE CAPITAL STRUCTURE

As at 31 December 2011, the entire issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company while Huaneng Group held 1,568,001,203 shares, representing 11.16% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,865,336,679 shares, representing 27.50% of the total issued share capital.

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB28.626 billion paid.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy, keep increasing its profitability and achieve continuous growth of return on equity.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits in the financial statements prepared under the PRC Accounting Standards and the International Financial
Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.05 (inclusive of tax) for each share to all shareholders for the year 2011. All dividend will be paid after the shareholders’ approval is obtained at the annual general meeting of the Company.

In accordance with the Corporate Income Tax Law of the PRC and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay corporate income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. Any H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, corporate income tax shall be withheld from dividends payable to such shareholder(s).

As the Company has not yet confirmed the date for convening the 2011 annual general meeting, or the record date(s) or the period(s) for closure of register for determining eligibility to attend and vote at the 2011 annual general meeting and for determining the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2011 annual general meeting, such notice is expected to be issued to shareholders in April 2012.

The Company shall comply with the relevant rules and regulations to withhold and pay corporate income tax on behalf of the relevant shareholders based on the register of members of the Company as of the record date.

During the reporting period, there was neither change in the Company’s accounting estimates, nor was there any correction of material accounting errors. Please refer to Note 2 to the financial information extracted from financial statements prepared under IFRS for details of relevant new standards, amendments to standards and interpretations adopted by the Company and its subsidiaries effective from the financial year beginning 1 January 2011.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell any shares or other securities of the Company and did not purchase or redeem any shares or other securities of the Company in 2011.

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company and its subsidiaries for year 2011 were China Shenhua Energy Company Limited, Shanxi Guoyang New Energy Joint Stock Company, Gansu Province Huating Coal Co., Ltd., Inner Mongolia Yitai Group Co., Ltd. and China Coal Energy Company Limited respectively. The total purchase from them amounted to approximately RMB12.5 billion, representing approximately 14% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customers. The five major customers of the Company and its subsidiaries for the year 2011 were Jiangsu Electric Power Company, Shandong Electric Power Corporation, Singapore Energy Market Company Pte. Ltd., Zhejiang Electric Power Corporation and Guangdong Power Grid Corporation. The five customers accounted for approximately 47.33% of the operating revenue for the year while the largest customer (Jiangsu Electric Power Company) accounted for approximately 12.08% of the operating revenue.

None of the directors, supervisors and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) had any interests in the five major suppliers and customers of the Company mentioned above in 2011.

COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company, HIPDC (direct controlling shareholder) and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and HIPDC have already entrusted the Company to manage certain of their power plants.

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it will take approximately 5 years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

Currently, the Company has 15 directors and only 4 of them have positions in Huaneng Group and/or HIPDC. According to the articles of association of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

DIRECTORS OF THE COMPANY

The Directors of the Company in 2011 were:

Cao Peixi	Chairman	Appointed on 17 May 2011
Huang Long	Vice Chairman	Appointed on 17 May 2011
Li Shiqi	Director	Appointed on 17 May 2011
Huang Jian	Director	Appointed on 17 May 2011
Liu Guoyue	Director	Appointed on 17 May 2011
Fan Xiaxia	Director	Appointed on 17 May 2011
Shan Qunying	Director	Appointed on 17 May 2011
Liu Shuyuan*	Director	Appointed on 17 May 2011
Xu Zujian	Director	Appointed on 17 May 2011
Huang Mingyuan	Director	Appointed on 17 May 2011
Shao Shiwei	Independent Director	Appointed on 17 May 2011
Wu Liansheng	Independent Director	Appointed on 17 May 2011
Li Zhensheng	Independent Director	Appointed on 17 May 2011
Qi Yudong	Independent Director	Appointed on 17 May 2011
Zhang Shouwen	Independent Director	Appointed on 17 May 2011

*	On 21 February 2012, Mr. Guo Hongbo was appointed a director of the Company on resignation of Mr. Liu Shuyuan.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2011.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2011, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to

Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2011, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2011, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

INDEPENDENT DIRECTORS’ CONFIRMATIONS OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen has signed a confirmation letter by independent non-executive directors for 2011 on 19 March 2012 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

TOP TEN SHAREHOLDERS OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2011:

Names of shareholders	No. of Shares held as at the year end	Percentage of Shareholding (%)

Huaneng International Power Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited	2,556,425,185	18.19
China Huaneng Group	1,568,001,203	11.16
Hebei Construction & Investment Group Co., Ltd.	603,000,000	4.29
China Hua Neng Group Hong Kong Limited	520,000,000	3.70
HSBC Nominees (Hong Kong) Limited	430,200,200	3.06
Liaoning Energy Investment (Group) Limited Liability Company	422,679,939	3.01
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.96
Fujian Investment Development (Group) Co., Ltd.	374,466,667	2.66
Dalian Municipal Construction Investment Company Limited	301,500,000	2.15

REMUNERATION POLICY

In accordance with the overall development strategy of the Company, the Company has formulated remuneration management system including the “Provisional Regulations on Remuneration Management”. Employees’ salaries are calculated with reference to the complexity of their jobs, the responsibilities they have to carry and their job performance. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Basic salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 35% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the performance of the Directors, Supervisors and senior management. It accounts for about 53% of the total remuneration.

(3)	Pension

The Directors, Supervisors and senior management enjoy various social insurances established by the Company, including basic pension insurance, corporate annuity and housing fund. This pension contribution accounts for about 12% of the total remuneration.

According to the resolution at the general meeting, the Company pays each independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses to the independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

DISPOSAL OF STAFF QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses in the period during the year they are made and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and two extraordinary general meetings.

1.	The Company’s annual general meeting was held on 17 May 2011. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 18 May 2011.

2.
The Company’s first extraordinary general meeting of 2011 was held on 10 March 2011. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 11 March 2011.

3.
The Company’s second extraordinary general meeting of 2011 was held on 27 September 2011. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 28 September 2011.

DISCLOSURE OF MAJOR EVENTS

1.
On 4 January 2011, the Company entered into a share transfer agreement relating to Fushun Suzihe HydroPower Development Company Limited (“Target Company”) with Dandong Yalujiang Power Development Company Limited, Liaoning Power Economic Development Company Limited, Dalian Jitong Power Engineering Company Limited, He Shubin, Fushun Power Development Company Limited, whereby the Company agreed to acquire 100% equity interests in the Target Company held by the above companies and individual at a consideration of RMB50 million. The Company completed the change in the industrial and commercial registration in March 2011.

For details of the transaction please refer to the Company’s announcement published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 6 January 2011.

2.
On 29 June 2011, the Company entered into the share transfer agreement relating to Huaneng Jilin Biological Power Generation Limited Company with Huaneng Jilin Power Generation Co., Ltd. (“Huaneng Jilin Company”) and Huneng Group, whereby the Company transferred its 100% equity interest in Huaneng Jilin Power Generation Co., Ltd. to Huaneng Jilin Company in consideration of RMB106,303,200. The Company received the payment in full from Huaneng Jilin Company in October 2011.

For details of the transaction please refer to the Company’s announcement published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on 30 June 2011.

3.
On 30 September 2011, the Company entered into the Share Transfer Agreement relating to Enshi City Maweigou Valley Hydro Power Development Co., Ltd. pursuant to which the Company agreed to acquire the 100% equity interest in Hubei Province Enshi City Maweigou Valley Hydro Power Development Co., Ltd. (with a planned installed generating capacity of 55 MW) in consideration of RMB227 million. The Company completed the change to the relevant industrial and business registration in December 2011.

4.
On 26 October 2011, the Board of Directors agreed the transfer of not more than 40% equity interest held by the Company in Huaneng Yunnan Diandong Energy Limited Company by way of an open offer. On 4 November 2011, the Company officially listed the 40% equity interest in Diandong Energy in Beijing Property Interest Exchange and the asking price was RMB1,934 million. As of 8 December 2011, the Company did not reach any sale and purchase agreement with any investors. Pursuant to the Exchange rules, the above offer was withdrawn from the Beijing Property Interest Exchange on 8 December 2011.

5.	On 17 May 2011, the proposals regarding the change of session of the Company’s Board of Directors and Supervisory Committee were approved at the annual general meeting of the Company.

Members of the new session of the Board of Directors are Cao Peixi (Chairman), Huang Long (Vice Chairman); (Directors) Li Shiqi, Huang Jian, Liu Guoyue, Fan Xiaxia, Shan Qunying, Liu Shuyuan, Xu Zujian and Huang Mingyuan; (Independent directors) Shao Shiwei, Wu Liansheng, Li Zhensheng, Qi Yudong and Zhang Shouwen.

Members of the new session of the Supervisory Committee are Guo Junming (Chairman), Hao Tingwei (Vice Chairman); Supervisors Zhang Mengjiao, Gu Jianguo, Wang Zhaobin and Dai Xinmin.

On 13 August 2011, Mr. Dai Xinmin resigned from the post of staff representative supervisor of the Company due to work re-location. Upon election by employees of the Company, Ms. Zhang Ling was elected as a staff representative supervisor of the Company.

On 21 February 2012, Mr. Guo Hongbo was approved as the director of the Company's board at the Company's shareholders' meeting. Mr. Liu Shuyuan resigned from the post of director of the Company due to change of work requirement.

6.
On 2 March 2012, due to change of work requirement, Mr. Gu Biquan, the secretary of the board of directors of the Company, tendered his resignation report to the board of directors. On 20 March 2012, the Company's board of directors engaged Mr. Du Daming as the secretary to the board of directors of the Company. The resignation of the secretary of the board of directors by Mr. Gu Biquan and the appointment of Mr. Du Dawing as his successor would become effective on the date on which an approval is granted by the Hong Kong Stock Exchange approving Mr. Du Dawing as secretary of the board of directors of the Company..

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Code of Corporate Governance Practices as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2011, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

LEGAL PROCEEDINGS

As at 31 December 2011, Luoyuanwan Harbour, a subsidiary of the Company was involved in a pending lawsuit. Luoyuanwan Harbour entered into an assets transfer agreement with a consideration of RMB 96 million in prior year, pursuant to which Luoyuanwan Harbour has paid RMB 76.20 million. Due to disputes on the fulfilment of the agreement by the counterparty, the remaining consideration was not paid by 31 December 2011. The counterparty filed a lawsuit in October 2011 claiming the default by Luoyuanwan Harbour and a compensation approximated to RMB 37.33 million. Luoyuanwan Harbour filed a counterclaim in December 2011 claiming a compensation of RMB 57.82 million for the default of counterparty, which was accepted by the court. There had been no further progress on this pending lawsuit as at the date of these financial statements being approved for publication. As at 31 December 2011, the remaining consideration of RMB19.80 million was accrued according to the original contract, the Company considered no additional liability be required as at 31 December 2011. Meanwhile, the compensation claimed on the counterparty was not recognized in these financial statements as there is no final decision made by the court.

Save as disclosed, as at 31 December 2011, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

As the Company has not yet confirmed the date for convening the 2011 annual general meeting, or the record date(s) or the period(s) for closure of register for determining eligibility to attend and vote at the 2011 annual general meeting and for determining the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2011 annual general meeting, such notice is expected to be issued to shareholders in April 2012.

AUDITORS

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were engaged as the Company’s international and PRC auditors respectively for the years ended 31 December 2011.

There has been no change in the auditors of the Company for the past three financial years.

The Board has resolved to appoint KPMG and KPMG Huazhen CPAs Co. Ltd. as the international and PRC auditors of the Company for the year 2012 respectively, with the proposal of the Audit Committee respectively, where such proposal is subject to the approval by the Shareholders at the 2011 AGM.

PUBLICATION OF RESULTS ON THE WEBSITES OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement of 2011 annual results is published on the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website (http://www.hpi.com.cn and
http://www.hpi-ir.com.hk). The 2011 annual report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the above websites in due course.

DOCUMENTS FOR INSPECTION

The Company’s annual reports (for A shares and H shares, respectively) for the year 2011 will be published in April 2012 in Beijing and Hong Kong respectively. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the United States. Copies of annual reports as well as the Form 20-F, once filed, will be available at:

Beijing	Huaneng Power International, Inc.
Huaneng Building
4 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6322 6999
Fax: (8610) 6322 6666

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

By Order of the Board Cao Peixi Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
21 March 2012

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2011
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December

	Note	2011	2010

Operating revenue	3	133,420,769	104,318,120
Tax and levies on operations		(484,019)	(147,641)

Operating expenses
Fuel		(90,546,192)	(67,891,547)
Maintenance		(2,528,850)	(2,302,018)
Depreciation		(11,866,705)	(10,447,021)
Labor		(4,621,667)	(4,067,420)
Service fees on transmission and transformer facilities of HIPDC		(140,771)	(140,771)
Purchase of electricity		(8,613,264)	(5,557,219)
Others		(5,871,699)	(5,135,492)

Total operating expenses		(124,189,148)	(95,541,488)

Profit from operations		8,747,602	8,628,991

Interest income		166,183	89,026
Financial expenses, net
Interest expense		(7,736,186)	(5,282,549)
Exchange gain and bank charges, net		76,474	87,964

Total financial expenses, net		(7,659,712)	(5,194,585)

Share of profits of associates/jointly controlled entities	4	703,561	568,794
(Loss)/Gain on fair value changes		(727)	11,851
Other investment income		93,460	60,013

Profit before income tax expense		2,050,367	4,164,090

Income tax expense	5	(868,927)	(842,675)

Net profit		1,181,440	3,321,415

		For the year ended 31 December

	Note	2011	2010

Other comprehensive (loss)/income, net of tax
Available-for-sale financial assets fair value changes		(233,738)	(258,204)
Proportionate shares of other comprehensive loss of investees measured using the equity method of accounting		(44,928)	(35,156)
Cash flow hedges		(409,377)	(112,377)
Currency translation differences		(665,745)	457,670

Other comprehensive (loss)/income, net of tax		(1,353,788)	51,933

Total comprehensive (loss)/income		(172,348)	3,373,348

Net profit/(loss) attributable to:
– Equity holders of the Company		1,180,512	3,347,985
– Non-controlling interests		928	(26,570)

		1,181,440	3,321,415

Total comprehensive (loss)/income attributable to:
– Equity holders of the Company		(171,909)	3,397,720
– Non-controlling interests		(439)	(24,372)

		(172,348)	3,373,348

Earnings per share for profit attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	11	0.08	0.28

Dividends paid	8	2,807,084	2,528,050

Proposed dividend	8	702,769	2,811,077

Proposed dividend per share (expressed in RMB per share)	8	0.05	0.20

BALANCE SHEETS
AS AT 31 DECEMBER 2011
(Amounts expressed in thousands of RMB)

		The Company and its subsidiaries		The Company

		As at 31 December		As at 31 December

	Note	2011	2010	2011	2010

ASSETS

Non-current assets
Property, plant and equipment		177,968,001	155,224,597	65,881,795	66,891,765
Investments in associates/jointly controlled entities		13,588,012	11,973,216	11,455,300	10,157,246
Investments in subsidiaries		–	–	39,626,131	28,281,409
Loans to subsidiaries		–	–	1,600,000	9,360,000
Available-for-sale financial assets		2,301,167	2,223,814	2,289,054	2,211,701
Land use rights		4,341,574	4,058,496	1,481,362	1,481,285
Power generation licence		3,904,056	4,105,518	–	–
Mining rights		1,922,655	–	–	–
Deferred income tax assets		526,399	672,475	456,322	494,118
Derivative financial assets		16,389	91,478	–	–
Goodwill		13,890,179	12,640,904	108,938	108,938
Other non-current assets		2,540,104	5,391,566	206,654	4,045,023

Total non-current assets		220,998,536	196,382,064	123,105,556	123,031,485

Current assets
Inventories		7,525,621	5,190,435	2,698,251	2,370,070
Other receivables and assets		4,600,250	5,776,038	2,402,715	2,877,893
Accounts receivable	6	15,377,843	10,909,136	6,768,208	5,325,903
Trading securities		96,154	–	–	–
Loans to subsidiaries		–	–	21,414,900	11,384,405
Derivative financial assets		147,455	132,632	–	–
Bank balances and cash		8,670,015	9,547,908	2,573,365	5,019,592

Total current assets		36,417,338	31,556,149	35,857,439	26,977,863

Total assets		257,415,874	227,938,213	158,962,995	150,009,348

		The Company and its subsidiaries		The Company

		As at 31 December		As at 31 December

	Note	2011	2010	2011	2010

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		14,055,383	14,055,383	14,055,383	14,055,383
Capital surplus		17,816,495	18,430,746	18,108,742	18,353,447
Surplus reserves	7	7,013,849	6,958,630	7,013,849	6,958,630
Currency translation differences		(570,973)	93,405	–	–
Retained earnings
– Proposed dividend		702,769	2,811,077	702,769	2,811,077
– Others		11,865,406	11,439,892	8,559,733	8,656,473

		50,882,929	53,789,133	48,440,476	50,835,010
Non-controlling interests		8,674,824	8,636,339	–	–

Total equity		59,557,753	62,425,472	48,440,476	50,835,010

Non-current liabilities
Long-term loans		79,844,872	65,184,903	28,329,926	29,739,136
Long-term bonds		17,854,919	13,831,150	17,854,919	13,831,150
Deferred income tax liabilities		1,993,155	1,966,387	–	–
Derivative financial liabilities		578,198	95,863	202,333	82,158
Other non-current liabilities		989,357	797,558	605,594	554,452

Total non-current liabilities		101,260,501	81,875,861	46,992,772	44,206,896

Current liabilities
Accounts payable and other liabilities	9	25,767,999	19,555,321	9,704,531	7,775,175
Taxes payables		1,018,541	744,223	316,179	254,907
Dividends payable		167,643	79,681	–	–
Salary and welfare payables		230,283	271,062	74,683	107,684
Derivative financial liabilities		35,549	86,612	–	–
Short-term bonds		10,262,042	5,070,247	10,262,042	5,070,247
Short-term loans		43,979,200	44,047,184	32,490,611	32,993,184
Current portion of long-term loans		14,140,270	13,782,550	9,685,608	8,766,245
Current portion of long-term bonds		996,093	–	996,093	–

Total current liabilities		96,597,620	83,636,880	63,529,747	54,967,442

Total liabilities		197,858,121	165,512,741	110,522,519	99,174,338

Total equity and liabilities		257,415,874	227,938,213	158,962,995	150,009,348

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.	Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, trading securities and derivative financial assets and liabilities.

As at and for the year ended 31 December 2011, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 31 December 2011, the Company and its subsidiaries have a negative working capital balance of approximately RMB60.18 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and/or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

2.	Principal Accounting Policies

The accounting policies have been consistently applied to all the years presented, unless otherwise stated.

The following new standards and amendments to standards are adopted for the first time to the financial year beginning 1 January 2011.

•
IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for annual periods beginning on or after 1 January 2011. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related enterprises to disclose details of all transactions with the government and other government-related enterprises. The Company and its subsidiaries have early adopted the partial exemption of disclosure requirements for transactions with government-related enterprises on 1 January 2010 and apply the remaining requirements of this standard from 1 January 2011 onwards. The adoption of the remaining requirements results in additional disclosures on transactions and balances with associates/jointly controlled entities of Huaneng Group and its subsidiaries and the commitment with related parties.

•
Amendments to IFRS 7, ‘Financial instruments: disclosures’. The amendments were as a result of the May 2010 Improvements to IFRSs (the “May 2010 Improvements”) (effective for financial year beginning 1 January 2011). The May 2010 Improvements clarified certain quantitative disclosures and removed the disclosure requirements on financial assets with renegotiated terms. The Company and its subsidiaries adopt the May 2010 Improvements on IFRS 7 on 1 January 2011. These amendments have no material impact on the financial statements.

3.	Revenue and Segment Information

Revenues recognized during the year are as follows:

	For the year ended 31 December

	2011	2010

Sales of power and heat	131,225,050	102,519,813
Sales of coal	972,317	861,875
Port service	319,388	229,700
Transportation service	104,253	10,914
Others	799,761	695,818

Total	133,420,769	104,318,120

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The operating segments of the Company were grouped into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations).

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

	(Under PRC GAAP)

	PRC power segment	Singapore segment	All other segment	Total

For the year ended 31 December 2011
Total revenue	111,618,962	21,366,067	691,110	133,676,139
Inter-segment revenue	–	–	(255,370)	(255,370)

Revenue from external customers	111,618,962	21,366,067	435,740	133,420,769

Segment results	622,256	1,579,205	29,544	2,231,005

Interest income	88,498	77,043	642	166,183
Interest expense	(6,852,893)	(475,848)	(100,489)	(7,429,230)
Depreciation and amortization	(11,114,793)	(611,041)	(141,242)	(11,867,076)
Net (loss)/gain on disposal of property, plant and equipment	(3,380)	8,531	937	6,088
Share of profits of associates/jointly controlled entities	552,225	–	26,298	578,523
Income tax expense	(666,424)	(308,254)	(9,206)	(983,884)

For the year ended 31 December 2010
Total revenue	88,895,807	15,171,281	426,072	104,493,160
Inter-segment revenue	–	–	(185,458)	(185,458)

Revenue from external customers	88,895,807	15,171,281	240,614	104,307,702

Segment results	3,809,097	853,370	3,845	4,666,312

	PRC power segment	Singapore segment	All other segment	Total

Interest income	50,012	38,787	227	89,026
Interest expense	(4,590,503)	(421,399)	(39,672)	(5,051,574)
Depreciation and amortization	(9,690,057)	(561,847)	(52,726)	(10,304,630)
Net gain on disposal of property, plant and equipment	10,613	12,827	–	23,440
Share of profits of associates	493,046	–	12,763	505,809
Income tax expense	(739,005)	(172,659)	(1,432)	(913,096)

31 December 2011
Segment assets	210,274,298	30,791,094	8,707,163	249,772,555

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	33,535,107	3,449,725	3,865,074	40,849,906
Investments in associates	9,851,537	–	1,018,397	10,869,934
Investment in jointly controlled entities	160,000	–	1,084,073	1,244,073

Segment liabilities	(166,068,006)	(17,526,440)	(3,332,315)	(186,926,761)

31 December 2010
Segment assets	183,608,308	27,994,439	4,544,367	216,147,114

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	23,048,297	619,373	933,981	24,601,651
Investments in associates	9,103,960	–	984,545	10,088,505
Investment in a jointly controlled entity	–	–	1,058,000	1,058,000
Segment liabilities	(135,144,759)	(17,037,144)	(1,163,361)	(153,345,264)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December

	2011	2010

Revenue from external customers (PRC GAAP)	133,420,769	104,307,702
Reconciling item:
Impact of IFRS adjustment*	–	10,418

Operating revenue per consolidated statement of comprehensive income	133,420,769	104,318,120

A reconciliation of segment result to profit before income tax expense is provided as follows:

For the year ended 31 December

2011	2010

Segment results (PRC GAAP)	2,231,005	4,666,312
Reconciling items:
Loss related to the headquarters	(129,683)	(202,706)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	81,939	66,241
Dividend income of available-for-sale financial assets	164,881	63,578
Impact of IFRS adjustments*	(297,775)	(429,335)

Profit before income tax expense per consolidated statement of comprehensive income	2,050,367	4,164,090

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31	As at 31
	December	December
	2011	2010

Total segment assets (PRC GAAP)	249,772,555	216,147,114

Reconciling items:
Investment in Huaneng Finance	1,178,633	560,213
Deferred income tax assets	710,571	867,183
Prepaid income tax	101,959	76,429
Available-for-sale financial assets	2,351,167	2,223,814
Corporate assets	250,509	4,077,994
Impact of IFRS adjustments*	3,050,480	3,985,466

Total assets per consolidated balance sheet	257,415,874	227,938,213

Reportable segments’ liabilities are reconciled to total liabilities as follows:

As at 31	As at 31
December	December
2011	2010

Total segment liabilities (PRC GAAP)	(186,926,761)	(153,345,264)
Reconciling items:
Current income tax liabilities	(503,252)	(280,917)
Deferred income tax liabilities	(1,736,907)	(1,605,716)
Corporate liabilities	(7,038,611)	(7,861,633)
Impact of IFRS adjustments*	(1,652,590)	(2,419,211)

Total liabilities per consolidated balance sheet	(197,858,121)	(165,512,741)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the year ended 31 December 2011
Interest expense	(7,429,230)	(306,956)	–	–	(7,736,186)
Depreciation and amortization	(11,867,076)	(33,017)	–	(179,457)	(12,079,550)
Share of profits of associates/
Share of profits of associates/ jointly controlled entities	578,523	–	81,939	43,099	703,561
Income tax expense	(983,884)	–	–	114,957	(868,927)

For the year ended 31 December 2010
Interest expense	(5,051,574)	(230,975)	–	–	(5,282,549)
Depreciation and amortization	(10,304,630)	(25,582)	–	(311,713)	(10,641,925)
Share of profits of associates	505,809	–	66,241	(3,256)	568,794
Income tax expense	(913,096)	–	–	70,421	(842,675)

*
The GAAP adjustments above were primarily represented the classification adjustments and other adjustments, and the GAAP adjustments other than classification were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December

	2011	2010

PRC	112,054,702	89,146,839

Singapore	21,366,067	15,171,281

Total	133,420,769	104,318,120

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31	As at 31
	December	December
	2011	2010

PRC	193,794,549	170,736,472

Singapore	23,618,372	22,070,398

Total	217,412,921	192,806,870

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

For the year ended 31 December

2011		2010

Amount	Proportion	Amount	Proportion

JiangSu Electric Power Company	16,121,843	12%	13,445,612	13%

ShanDong Electric Power Corporation (“Shandong Power”)	15,151,313	11%	12,486,065	12%

4.	Share of profit of associates/jointly controlled entities

	For the year
	ended 31 December

	2011	2010

Share of profit before income tax expense	957,843	780,405
Share of income tax expense	(254,282)	(211,611)

	703,561	568,794

5.	Income Tax Expense

On 16 March 2007, the National People’s Congress promulgated the “Corporate Income Tax Law of the People’s Republic of China” which became effective from 1 January 2008. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually in five years from 1 January 2008 onwards. Domestic subsidiaries with original applicable tax rate of 33% apply tax rate of 25% from 1 January 2008 onwards. Pursuant to Guo Fa [2007] 39 document, starting from 1 January 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

The income tax rate applicable to Singapore subsidiaries is 17% (2010: 17%).

Pursuant to Guo Shui Han [2009] 33 document, starting from 1 January 2008, the Company and its branches calculate and pay income tax on a combined basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results. The income tax charges are based on assessable profit for the year and after considering deferred taxation. No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2010: nil).

Income tax expense comprised:

	For the year
	ended 31 December

	2011	2010

Current income tax expense	829,458	1,060,362
Deferred income tax	39,469	(217,687)

	868,927	842,675

The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

For the year
ended 31 December

	2011	2010

Average statutory tax rate	18.43%	22.05%
Tax credit relating to purchases of domestically
manufactured equipment*	–	(5.07%)
Deductible tax loss not recognized as deferred
income tax assets	22.67%	4.55%
Impact of the tax rate differential on existing
deferred income tax balance	0.41%	(0.73%)
Income not subject to tax	(9.78%)	(4.01%)
Expenses not deductible for income tax purposes	10.70%	3.51%
Others	(0.05%)	(0.06%)

Effective tax rate	42.38%	20.24%

*	This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approvals of respective tax bureaus.

The average statutory tax rate for the years ended 31 December 2011 and 2010 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before income tax expense and the applicable statutory tax rates. The decrease of the average statutory tax rate was mainly caused by the increase the portion of the profit before income tax expense of Singapore operation, which has a lower income tax rate of 17%.

6.	Accounts Receivable

Accounts receivable comprised the following:

	The Company and
	its subsidiaries		The Company

	As at 31 December		As at 31 December

	2011	2010	2011	2010

Accounts receivable	14,838,513	10,297,602	6,542,467	5,186,803
Notes receivable	563,363	636,542	225,741	139,100

	15,401,876	10,934,144	6,768,208	5,325,903

Less: provision for
doubtful accounts	(24,033)	(25,008)	–	–

	15,377,843	10,909,136	6,768,208	5,325,903

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which credit period ranged from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivables.

As at 31 December 2011, accounts receivable of the Company and its subsidiaries of approximately RMB2,771 million (2010: RMB1,513 million) was secured to a bank as collateral against short-term loans of RMB2,490 million (2010: RMB1,389 million).

As at 31 December 2011, notes receivable of the Company and its subsidiaries of approximately RMB15 million (2010: RMB10 million) was secured to a bank as collateral against notes payable of RMB10.84 million (2010: RMB7 million)

Ageing analysis of accounts receivable was as follows:

	The Company and its subsidiaries		The Company

	As at 31 December		As at 31 December

	2011	2010	2011	2010

Within 1 year	15,335,719	10,904,522	6,728,201	5,325,903
Between 1 to 2 years	40,158	535	40,007	–
Between 2 to 3 years	219	24,957	–	–
Over 3 years	25,780	4,130	–	–

	15,401,876	10,934,144	6,768,208	5,325,903

As at 31 December 2011, the maturity period of the notes receivable ranged from 1 to 6 months (2010: from 1 to 6 months).

7.	Surplus Reserves

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit under PRC GAAP to the statutory surplus reserve. The Company has the option to cease provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital. According to the Company’s articles of association and board resolutions on 20 March 2012, the Company intends to appropriate 10% (2010: 10%) of this year’s net profit attributable the Company’s shareholders under PRC GAAP to the statutory surplus reserve, amounting to RMB127 million (2010: RMB354 million), in which RMB72 million (2010: nil), being the excess of the consequent surplus reserve balance over 50% of the registered share capital, is subject to the approval of the shareholders at the annual general meeting. Therefore, only RMB55 million of the aforementioned appropriation of statutory surplus reserve is reflected in these consolidated financial statements for the year ended 31 December 2011.

On 22 June 2010, upon the approval from the annual general meeting of the shareholders, the Company appropriated 10% of profit attributable to equity holders of the Company for the year ended 31 December 2009 determined under the PRC GAAP to the statutory surplus reserve amounting to RMB508 million. Such appropriation was recorded in 2010 upon approval.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2010 and 2011, no provision was made to the discretionary surplus reserve.

According to the articles of association, distributable profit of the Company is derived based on the lower of amounts determined in accordance with (a) PRC GAAP and (b) IFRS. The amount of distributable profit resulting from the current year operation for the year ended 31 December 2011 was approximately RMB1.13 billion (2010: RMB2.99 billion). The cumulative balance of distributable profit as at 31 December 2011 was approximately RMB12.372 billion (2010: RMB13.979 billion).

8.	Dividends

On 20 March 2012, the Board of Directors proposed a cash dividend of RMB0.05 per share, totalling approximately RMB703 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending 31 December 2012.

On 17 May 2011, upon the approval from the annual general meeting of the shareholders, the Company declared 2010 final dividend of RMB0.20 (2009 final: RMB0.21) per ordinary share, totalled approximately RMB2,807 million (2009 final: RMB2,528 million).

9.	Accounts Payable and Other Liabilities

Accounts payable and other liabilities comprised:

	The Company and
	its subsidiaries		The Company

	As at 31 December		As at 31 December

	2011	2010	2011	2010

Accounts and notes payable	9,122,537	5,415,145	3,718,398	2,474,978
Amounts received in advance	950,321	957,204	896,358	900,297
Payables to contractors
for construction	10,669,533	8,895,842	2,951,509	2,174,415
Other payables to contractors	1,615,101	1,504,311	658,207	732,907
Consideration payables
for acquisitions	155,903	309,111	155,903	309,111
Accrued interests	687,427	577,023	466,054	393,939
Accrued pollutants
discharge fees	94,705	89,590	42,031	37,983
Accrued water-resources fees	18,950	19,778	3,655	4,675
Accrued service fee of
intermediaries	49,014	45,235	48,812	45,235
Capacity quota payables	361,440	–	–	–
Security deposits	72,020	97,197	–	–
Others	1,971,048	1,644,885	763,604	701,635

Total	25,767,999	19,555,321	9,704,531	7,775,175

The ageing analysis of accounts and notes payable was as follows:

	The Company and
	its subsidiaries		The Company

	As at 31 December		As at 31 December

	2011	2010	2011	2010

Accounts and notes payable
Within 1 year	9,018,743	5,357,560	3,703,216	2,460,391
Between 1 to 2 years	83,275	26,703	13,478	14,035
Over 2 years	20,519	30,882	1,704	552

Total	9,122,537	5,415,145	3,718,398	2,474,978

10.	Additional financial information on balance sheets

As at 31 December 2011, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB60,180 million (2010: RMB52,081 million). On the same date, total assets less current liabilities were approximately RMB160,818 million (2010: RMB144,301 million).

As at 31 December 2011, the net current liabilities of the Company amounted to approximately RMB27,672 million (2010: RMB27,990 million). On the same date, total assets less current liabilities were approximately RMB95,433 million (2010: RMB95,042 million).

11.	Earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2011	2010

Consolidated net profit attributable to
equity holders of the Company	1,180,512	3,347,985
Weighted average number of the
Company’s outstanding ordinary shares	14,055,383	12,107,438

Basic and diluted earnings per share (RMB)	0.08	0.28

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2011 and 2010.

12.	Material Business Combinations

2011 Business Combinations

In January 2011, the Company acquired 100% equity interest of Huaneng Yunnan Diandong Energy Limited Company (“Diandong Energy”), 100% equity interest of Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”), 58.30% equity interest of Huaneng (Fuzhou) Luoyuanwan Pier Limited Company (“Luoyuanwan Pier”), 60.25% equity interest of Huaneng (Fujian) Harbour Limited Company (“Luoyuanwan Harbour”) and 73.46% equity interest of Huaneng Luoyuan Ludao Pier Limited Company (“Ludao Pier”) from Shandong Power, and 39.75% equity interest of Luoyuanwan Harbour from Shandong Luneng Development Group Company Limited (“Luneng Development”). Both Shandong Power and Luneng Development are government-related enterprises.

The aggregate cash considerations of the above acquisitions amounted to RMB7,465.13 million.

In addition, the Company also acquired the remaining 26.54% equity interest of Ludao Pier from the non-controlling shareholders at a consideration of RMB65 million in January 2011.

The acquisition reflects the Company’s implementation of its development strategy which focuses on both green-field development and acquisition. Upon completion of the acquisitions above, the Company also further strengthened its coastal port operations and expanded the geographical coverage to Yunnan Province.

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash consideration (in RMB’000)	7,530,127

Acquisition-related costs of RMB5.71 million have been charged to the profit or loss for the year ended 31 December 2010.

In December 2011, the Company acquired 100% equity interest of Hubei Province

Enshi City Mawei Valley Hydropower Development Co., Ltd. (“Enshi Hydropower”) from Beijing Ance Hengxing Investment Limited Company, Zhuhai Jingyang Investment Limited Company, Wu Songling and Fang Xiaogui.

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash consideration (in RMB’000)	227,000

Acquisition-related costs of RMB0.32 million have been charged to the profit or loss for the year ended 31 December 2011.

Upon completion of the acquisition, the Company further expanded the geographical coverage of hydropower to Hubei Province.

The fair values of assets and liabilities arising from the acquisitions of Diandong Yuwang, Diandong Energy, Luoyuanwan Pier, Luoyuanwan Harbour, Ludao Pier and Enshi Hydropower and proportionate share of acquiree’s net assets by non-controlling interests on respective acquisition dates are as follows (in RMB’000):

	Diandong	Diandong	Luoyuanwan	Luoyuanwan	Ludao	Enshi
	Yuwang	Energy	Pier	Harbour	Pier	Hydropower	Total

Cash and cash equivalents	69,313	186,480	1,724	38,021	880	52,113	348,531
Property, plant and equipment	5,523,233	10,649,705	193,513	1,462,089	161,932	332,433	18,322,905
Land use rights	–	246,333	54,341	68,007	28,501	–	397,182
Mining rights*	278,318	1,644,337	–	–	–	–	1,922,655
Other non-current assets	312	141	332	690,081	12,007	–	702,873
Inventories	168,729	401,523	321	10,570	78	–	581,221
Receivables and other assets	329,426	587,284	35,639	137,402	54,595	14,608	1,158,954
Payables and other liabilities	(604,743)	(1,020,057)	(18,397)	(815,517)	(7,095)	(42,763)	(2,508,572)
Salary and welfare payables	(2,761)	(5,516)	(24)	(547)	(738)	–	(9,586)
Borrowings	(4,546,000)	(9,225,000)	(100,798)	(713,721)	(2,200)	(262,150)	(14,849,869)
Deferred income tax liabilities	(29,571)	(260,728)	(12,961)	(61,175)	(12,655)	(1,994)	(379,084)

Total identifiable net assets	1,186,256	3,204,502	153,690	815,210	235,305	92,247	5,687,210
Non-controlling interests	–	–	(64,089)	–	–	–	(64,089)
Goodwill	414,407	1,197,574	28,693	309,270	49,309	134,753	2,134,006

Consideration	1,600,663	4,402,076	118,294	1,124,480	284,614	227,000	7,757,127

*
The mining rights are related to coal mining operations of Diandong Yuwang and Diandong Energy. As the coal mines are still under construction, no amortization was provided for the year ended 31 December 2011.

Goodwill arising from the acquisitions is attributable to the economies of scale and significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above. None of the goodwill recognized is expected to be deductible for income tax purposes.

The fair value of receivables and other assets includes accounts receivables and other receivables of RMB669 million and RMB459 million, respectively. The gross contractual amounts of accounts receivables and other receivables are RMB672 million and RMB461 million, respectively. Management estimated accounts receivables of RMB669 million and other receivables of RMB459 million to be collectible.

The revenue included in the consolidated statement of comprehensive income since acquisition dates contributed by acquisitions above was RMB5,006.86 million. These acquisitions above also contributed a net loss of RMB681.75 million over the same periods.

Had the acquisitions above been consolidated from 1 January 2011, the consolidated statement of comprehensive income would show unaudited revenue of RMB133,432.97 million and unaudited net profit of RMB1,177.85 million.

2010 Business Combinations

In December 2010, the Company acquired 100% equity interest of Huaneng Zhanhua Co-generation Limited Liability Company (“Zhanhua Cogeneration”), 100% equity interest of Huaneng Jilin Biological Power Generation Limited Company (“Jilin Biological Power”), 100% equity interest of Huaneng Qingdao Port Limited Company (“Qingdao Port”) and 53% equity interest of Shandong Hualu Sea Transportation Limited Company (“Hualu Sea Transportation”) from Shandong Power, a government-related enterprise, at a consideration of RMB1,159.874 million.

The acquisition reflects the Company’s implementation of its development strategy which focuses on both green-field development and acquisition. Upon completion of the acquisition, the operation scale and geographical coverage of the Company were expanded, and the acquisition achieved the combined synergy effect from the facilities of power and harbour.

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash paid (in RMB’000)	1,159,874

Acquisition-related costs of RMB0.89 million have been charged to the profit or loss for the year ended 31 December 2010.

The fair values of assets and liabilities arising from the acquisitions of Zhanhua Cogeneration, Hualu Sea Transportation, Qingdao Port and Jilin Biological Power and proportionate share of acquiree’s net assets by non-controlling interests on respective acquisition dates are as follows (in RMB’000):

	Zhanhua Cogeneration	Hualu Sea Transportation	Qingdao Port	Jilin Biological Power	Total

Cash and cash equivalents	8,439	25,778	31,754	24,553	90,524
Property, plant and equipment	1,152,894	283,322	584,021	293,287	2,313,524
Land use rights	203,249	3,735	35,455	31,152	273,591
Other non-current assets	–	–	214	136	350
Inventories	28,110	3,969	–	7	32,086
Receivables	97,085	8,846	3,526	5,705	115,162
Payables	(354,737)	(66,596)	(179,132)	(46,115)	(646,580)
Salary and welfare payables	(2,022)	(4,242)	(556)	(1)	(6,821)
Borrowings	(950,000)	(20,000)	(110,000)	(200,000)	(1,280,000)
Deferred income tax liabilities	(66,624)	(6,542)	(16,320)	(3,169)	(92,655)

Total identifiable net assets	116,394	228,270	348,962	105,555	799,181
Non-controlling interests	–	(107,287)	–	–	(107,287)
Goodwill	291,734	34,913	107,002	34,331	467,980

Consideration	408,128	155,896	455,964	139,886	1,159,874

Goodwill arising from the acquisitions is attributable to the economies of scale and significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above. None of the goodwill recognized is expected to be deductible for income tax purposes.

The fair value of receivables amounting to RMB115 million includes accounts receivables and other receivables which equal to their respective gross contractual amounts.

The revenue included in the consolidated statement of comprehensive income since acquisition dates contributed by above acquisitions was RMB77.92 million. The acquisitions above also contributed a net loss of RMB18.45 million over the same periods.

Should the acquisitions above had occurred on 1 January 2010, the consolidated statement of comprehensive income would show unaudited revenue of RMB105,009.91 million and unaudited profit of RMB3,219.29 million.

13.	Subsequent event

The Company issued unsecured non-public debt financing instrument amounting to RMB5 billion bearing annual interest rate of 5.24% on 5 January 2012. Such a debt financing instrument is denominated in RMB and issued at face value with maturity period of 3 years.

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amount expressed in units of RMB unless otherwise stated)

	1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

(Amounts Expressed In RMB)

	For the year ended 31 December				For the year ended 31 December

	Unit	2011	2010	Variance (%)	2009

Operating revenue	Yuan	133,420,768,944	104,307,701,910	27.91	79,742,330,872
Profit before taxation	Yuan	2,348,142,819	4,593,423,909	-48.88	6,049,835,488
Net profit attributable to shareholders of the Company	Yuan	1,268,245,238	3,544,304,422	-64.22	5,080,996,564
Net profit attributable to shareholders of the Company (excluding non-recurring items)	Yuan	847,116,831	3,223,155,150	-73.72	5,548,040,101
Basic earnings per share	Yuan/Share	0.09	0.29	-68.97	0.42
Diluted earnings per share	Yuan/Share	0.09	0.29	-68.97	0.42
Basic earnings per share (excluding non-recurring items)	Yuan/Share	0.06	0.27	-77.78	0.46
Return on net assets (weighted average)%		2.47	8.53	Decreased by 6.06 percents	12.67
Return on net assets calculated based on net profit excluding non-recurring items (weighted average)%		1.65	7.76	Decreased by 6.11 percents	13.84
Net cash flows from operating activities	Yuan	20,949,154,990	18,066,724,784	15.95	15,989,435,076
Net cash flows from operating activities per share	Yuan/Share	1.49	1.49	0	1.33

	31 December	31 December	31 December
	Unit	2011	2010	Variance (%)	2009

Total assets	Yuan	254,365,393,306	223,952,747,826	13.58	193,997,126,854
Shareholders’ equity attributable
to shareholders of the Company	Yuan	50,075,263,660	52,891,269,202	-5.32	41,015,519,318
Net assets per share attributable
to shareholders of the Company	Yuan/Share	3.56	3.76	-5.32	3.40

Note: Formula of key financial ratios:

Basic earnings per share = Net profit attributable to shareholders of the Company for the year/Weighted average number of ordinary shares

Return on net assets (weighted average) = Net profit attributable to shareholders of the Company for the year/weighted average shareholders’ equity (excluding minority interests)×100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

For the year ended
Non-recurring items	31 December 2011

Net gain from disposal of non-current assets	6,235,379
Government grants recorded in profit and loss	1,138,371,275
The gain or loss on fair value change of
held-for-trading financial assets and liabilities
(excluding effective hedging instruments
related to operating activities of the Company)
and disposal of held-for-trading financial assets
and liabilities and available-for-sale financial assets	11,434,238
Reversal of provision for doubtful accounts
receivable individually tested for impairments	19,824,705
Non-operating income and expenses
(excluding items above)	64,269,579
Other non-recurring items	(418,532,839)
Impact of Income tax	(236,218,940)
Impact of minority interests (net of tax)	(164,254,990)

421,128,407

3.	PROFIT AND LOSS ACCOUNTS
For the year ended 31 December 2011

			For the year ended 31 December
			2011	2010	2011	2010

			Consolidated		The Company

1.	Operating revenue		133,420,768,944	104,307,701,910	59,366,760,975	52,878,515,494
	Less:	Operating cost	(121,816,767,862)	(92,818,451,828)	(53,790,541,061)	(46,962,094,588)
		Tax and levies on operations	(484,018,981)	(147,641,203)	(313,176,945)	(50,731,857)
		Selling expenses	(9,095,133)	(4,007,471)	–	–
		General and administrative
		expenses	(2,916,160,374)	(2,724,475,373)	(1,799,322,317)	(1,790,865,752)
		Financial expenses, net	(7,493,529,355)	(5,105,559,276)	(3,517,657,335)	(2,668,290,156)
		Assets impairment loss	(365,124,935)	(29,271,676)	(408,127,300)	50,542
		(Loss)/Gain from changes in
		fair value	(727,268)	11,850,976	–	–
	Add:	Investment income	803,921,549	632,062,946	1,077,067,819	1,010,241,118

		Including: investment income from associates/ jointly controlled entities
			660,462,038	572,049,715	658,911,688	570,036,402

2.	Operating profit		1,139,266,585	4,122,209,005	615,003,836	2,416,824,801
	Add:	Non-operating income	1,377,797,055	564,992,494	476,839,648	236,363,378
	Less:	Non-operating expenses	(168,920,821)	(93,777,590)	(81,454,929)	(75,267,919)
		Including: loss on disposals of
		non-current assets	(47,041,581)	(50,498,367)	(6,654,940)	(47,715,543)

3.	Profit before taxation		2,348,142,819	4,593,423,909	1,010,388,555	2,577,920,260
	Less:	Income tax expense	(983,883,560)	(913,095,748)	(158,846,868)	(198,223,963)

		For the year ended 31 December
		2011	2010	2011	2010

		Consolidated		The Company

4.	Net profit	1,364,259,259	3,680,328,161	851,541,687	2,379,696,297

	Attributable to:
	Shareholders of the Company	1,268,245,238	3,544,304,422	851,541,687	2,379,696,297
	Minority interests	96,014,021	136,023,739

5.	Earnings per share (based on the net profit attributable to shareholders of the Company)

	Basic earnings per share	0.09	0.29	N/A	N/A
	Diluted earnings per share	0.09	0.29	N/A	N/A

6.	Other comprehensive (loss)/income	(1,353,787,617)	51,261,727	(368,793,964)	(385,339,472)

7.	Total comprehensive income	10,471,642	3,731,589,888	482,747,723	1,994,356,825

	Attributable to
	– Shareholders of the Company	(84,175,500)	3,593,368,034	482,747,723	1,994,356,825
	– Minority interests	94,647,142	138,221,854

4.	NET INCOME RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the PRC GAAP, differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net profit of the Company and its subsidiaries is summarized as follows:

	Net profit

	2011	2010

	RMB’000	RMB’000

Consolidated net profit attributable
to shareholders of the Company
under PRC GAAP	1,268,245	3,544,304

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts
received in advance of previous years (a)	–	10,418
Amortization of the difference in the recognition
of housing benefits of previous years (b)	(3,104)	(17,234)
Difference on depreciation related to borrowing
costs capitalized in previous years (c)	(30,139)	(30,139)
Difference in depreciation and amortization
of assets acquired in business combinations
under common control (d)	(297,589)	(417,700)
Applicable deferred income tax impact of
the GAAP differences above (e)	133,505	73,371
Others	14,506	22,371
Profit attributable to minority interests
on the adjustments above	95,088	162,594

Profit attributable to equity
holders of the Company under IFRS	1,180,512	3,347,985

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive advanced payments in the previous years (calculated at 1% of the original cost of fixed assets) as the major repairs and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries previous provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences could be gradually eliminated with the depreciation, amortization and disposal of assets.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

PROPOSED CHANGE IN AUDITORS

The Board resolved to propose to appoint KPMG and KPMG Huazhen CPAs Co. Ltd. as the international and the PRC auditors of the Company for the year 2012, respectively. The Proposal is subject to the approval by the Shareholders at the AGM.

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company) has resolved to propose to appoint KPMG and KPMG Huazhen CPAs Co. Ltd. as the international and the PRC auditors of the Company for the year 2012, respectively (the “Proposal”). The Proposal is subject to the approval by the Shareholders at the 2011 annual general meeting (“AGM”).

The change of auditors was a commercial decision of the Company. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company confirmed in written letters that there were no matters regarding the Proposal that should be brought to the attention to the Board and the Audit Committee of the Company. The Board also confirmed that there were no relevant matters regarding to the Proposal that should be brought to the attention to the shareholders of the Company. The Board and the Audit Committee of the Company further confirmed that there were no disagreements or unresolved matters between the Company and PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company regarding the change of auditors.

A circular containing (amongst other things) details of the Proposal, together with a notice of AGM will be dispatched to the Shareholders as soon as practicable.

The Board would like to express its appreciation for the services of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company provided to the Company in the past years.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
21 March 2012

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (Stock Code: 902)

CHANGE OF COMPANY SECRETARY
APPOINTMENT OF MEMBER OF REMUNERATION AND APPRAISAL COMMITTEE

On 20 March 2012, the Board resolved to appoint Mr. Du Daming as the Company Secretary of the Company, effective on the date on which the relevant waiver from the Stock Exchange is granted. The Company will apply to the Stock Exchange for a conditional waiver from strict compliance with Rule 3.28 of the Hong Kong Listing Rules.

The Board also resolved to appoint Mr. Guo Hongbo as a member of the Remuneration and Appraisal Committee of the Seventh Session of the Board of the Company effective 20 March 2012.

Reference is made to the announcement dated 7 March 2012 published by Huaneng Power International, In. (the “Company”).

On 20 March 2012, the board of directors (the “Board”) of the Company resolved to appoint Mr. Du Daming as the secretary of the Board (qua “company secretary” within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) (the “Company Secretary”) effective on the date on which the relevant waiver from The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) is granted.

Mr. Du Daming (“Mr. Du”), aged 46, Vice President of the Company, currently does not possess the qualification for company secretary as required under Rule 3.28 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Hong Kong Listing Rules”). Previously, he served in the Securities Department and the Administration Department of Huaneng International Power Development Company (“HIPDC”). He was the Secretary (Deputy Chief) of the Administration Department of HIPDC and Deputy Chief of the Administration Department of the Company, and served in the Board Office of the Company as Assistant to the General Manager, then Deputy General Manager and General Manager. He was the Deputy Chief, Chief and Deputy General Manager of the Administration Department, and the Deputy General Manager (in charge of work) and General Manager of the Central Management Office of China Huaneng Group. Mr. Du graduated from the North China Electric Power University where he majored in power system and ITS automation and holds a master degree of science in engineering (postgraduate diploma). He is also a senior engineer.

To effectuate Mr. Du’s appointment, the Company will apply to the Stock Exchange for a conditional waiver from strict compliance with Rule 3.28 of the Hong Kong Listing Rules. The Company shall make further announcement once the Company has obtained the relevant waiver from the Stock Exchange.

The Board also resolved to appoint Mr. Guo Hongbo as a member of the Remuneration and Appraisal Committee of the Seventh Session of the Board of Director of the Company effective 20 March 2012.

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
21 March 2012

Document 4

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

RESOLUTIONS PASSED AT
THE SEVENTH MEETING OF THE SEVENTH SESSION
OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 20 March 2011, the Board of Directors (“the Board”) of the Company convened the Seventh Meeting of the Seventh Session of the Board at the Company’s headquarters at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing. Fifteen Directors were eligible to attend the meeting. The attendants of the meeting included fifteen Directors, either in person or by proxy (Mr. Huang Mingyuan (Non-executive Director) and Mr. Zhang Shouwen (Independent Non-executive Director), being engaged by other matters, was absent from the meeting and had appointed Mr. Cao Peixi (Chairman) and Shao Shiwei (Independent Non-Executive Director) as respective proxy for voting), the Supervisors, the Secretary of the Board and other senior management of the Company. The convening of this meeting complied with the Companies Law of the People’s Republic of China and the articles of association of the Company. Mr. Cao Peixi, Chairman, presided over the meeting. The following resolutions were considered and approved at the meeting:

1.	The Working Report of the President of the Company for 2011

2.	The Working Report of the Board of Directors of the Company for 2011

3.	Proposal on Write-off of the Assets Impaired

The Company’s write-off of the loss of assets for year 2011 amounted to RMB5,485,241.10 of which, write-off of fixed assets that became obsolete amounted to RMB3,115,375.32 and write-off inventory on closing down of generating units amounted to RMB2,369,865.78.

4.	The financial statements of the Company for 2011

5.	The profit distribution plan of the Company for 2011

As per the annual financial statements audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, the net profit attributable to shareholders of the Company for the accounting year ended 31 December 2011 under PRC GAAP and International Financial Reporting Standards was RMB1,268,245,238 and RMB1,180,511,443, respectively. 10% of the net profit attributable to shareholders of the Company for 2011 under PRC GAAP (i.e. RMB1,268,245,238) should be appropriated to the statutory surplus reserve fund, amounting to RMB126,824,524. There was no appropriation to discretionary surplus reserve fund. According to the applicable laws and the articles of association of the Company, dividends for distribution by the Company are based on the lower of the net profit attributable to shareholders of the Company determined in accordance with the above two accounting standards.

The Company’s proposed profit distribution plan for 2011 is a cash dividend of RMB0.05 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB702,769,172.

6.	Proposal regarding the appointment of the Company’s auditors for 2012

It was resolved to appoint KPMG Huazhen CPAs Co. Ltd. as the PRC auditors of the Company and KPMG as the Company’s international auditors for 2012 with a total remuneration of RMB25.14 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB19.14 million and RMB six million, respectively).

7.	Proposal regarding the Special Report on the Retaining and Actual Application of the Proceeds from the Fund-raising Exercises by the Company

8.	The Self-evaluation Report on Internal Control of the Company by the Board of Directors

9.	The Company’s Social Responsibility Report for 2011

10.	The Company’s annual report for 2011 and its extract

11.	Proposal regarding the issue of short-term debentures of the Company

It was agreed that (i) the Company be authorised to issue short-term debentures of a principal amount up to RMB15 billion (in either one or multiple tranches) in the PRC within 12 months from the date on which the shareholders’ approval is obtained; and (ii) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

12.	Proposal regarding the issue of super short-term debentures

It was agreed that (i) the Company be authorised to apply to the National Association of Financial Market Institutional Investors for the quota of the issue of super short-term debentures with a principal amount of not exceeding RMB30 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis); (ii) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

13.	Proposal regarding the issue and private placement of financial instruments of financial instruments

It was agreed that (i) the Company be authorised to apply to the National Association of Financial Market Institutional Investors for the quota of the issue and private placement of financial instruments with a principal amount of not exceeding RMB15 billion within 12 months from the date of obtaining an approval at the gerenal meeting (to be issued within such period on a rolling basis); (ii) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the financial instruments to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

14.	Proposal regarding appointment of member of Remuneration and Appraisal Committee of the Seventh Session of the Board of Directors.

It was resolved to appoint Mr. Guo Hongbo as a member of Remuneration and Appraisal Committee of the Seventh Session of the Board of Directors.

15.	Proposal regarding change of Company secretary

It was resolved to appoint Mr. Du Daiming as the secretary to the Board of Directors (qua the position of company secretary under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, same as hereinafter) of the Company.

It was resolved to accept the resignation of Mr. Gu Biquan as the secretary to the Board of Directors (qua the position of company secretary under The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, same as hereinafter) of the Company.

The resignation of Mr. Gu Biquan from the position of secretary to the Board of Directors and the appointment of Mr. Du Daiming as the secretary to the Board of Directors will take effect on the date on which Mr. Du Daiming’s appointment is approved by The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company were satisfied with the performance of Mr. Gu Biquan during his term of service as secretary to the Board of Directors. The Board of Directors of the Company highly appraised his contributions to the Company in the past years and expressed its sincere gratitude thereto.

16.	Proposal regarding resignation of Mr. Lin Gang from the position of Vice President

Mr. Lin Gang has submitted to the Board of Directors his report regarding resignation from the position of Vice President.

The Board of Directors of the Company were satisfied with the performance of Mr. Lin Geng during his term of service as Vice President. The Board of Directors of the Company highly appreciated his contributions to the Company in the past years and expressed its sincere gratitude thereto.

17.	Proposal regarding the convening of the Company’s annual general meeting for 2011

As resolutions numbered 2, 4, 5, 6, 11, 12 and 13 above should be tabled at the general meeting for 2011 for approval, the Board has decided to convene the annual general meeting for 2011 to approve such matters. Details of the time, venue and agenda of the general meetings will be announced by way of notice of annual general meeting after the same has been fixed by the Board.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
  Fan Xiaxia
   (Executive Director)
  Shan Qunying
   (Non-executive Director)
  Guo Hongbo
   (Non-executive Director)
  Xu Zujian
   (Non-executive Director)
  Huang Mingyuan
   (Non-executive Director)

Beijing, the PRC
21 March 2012